Sun Life

# Q3

2020

## SHAREHOLDERS' REPORT

SUN LIFE FINANCIAL INC.

For the period ended
September 30, 2020

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).
For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life Reports Third Quarter 2020 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2020 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2020, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 4, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2020. Third quarter reported net income was $750 million and underlying net income(1) was $842 million.

	Quarterly results		Year-to-date
Profitability	Q3'20	Q3'19	2020	2019
Reported net income ($ millions)	750	681	1,660	1,899
Underlying net income ($ millions)(1)	842	809	2,351	2,265
Reported EPS ($)(2)	1.28	1.15	2.83	3.19
Underlying EPS ($)(1)(2)	1.44	1.37	4.02	3.81
Reported return on equity ("ROE")(1)	13.5%	13.0%	10.1%	11.8%
Underlying ROE(1)	15.1%	15.5%	14.3%	14.1%

Growth	Q3'20	Q3'19	2020	2019
Insurance sales ($ millions)(1)	681	685	2,076	2,122
Wealth sales ($ billions)(1)	52.7	41.2	169.2	114.1
Value of new business ("VNB")($ millions)(1)	261	252	847	869
Assets under management ("AUM")($ billions)(1)	1,186.3	1,062.9	1,186.3	1,062.9

Financial Strength	Q3'20	Q4'19
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	144%	143%
Sun Life Assurance(4)	127%	130%
Financial leverage ratio (at period end)(1)	21.5%	21.2%

"Sun Life delivered a strong third quarter. We achieved underlying net income of $842 million, an increase of $33 million from the prior year, and reported net income increased by 10% to $750 million when compared to the third quarter of 2019," said Dean Connor, President and CEO, Sun Life.

"Our Asset Management business generated a 25% increase in year-over-year sales and Sun Life reached approximately $1.2 trillion in AUM in the third quarter. We also completed the majority acquisition of InfraRed Capital Partners and recently announced our intention to purchase a majority stake in Crescent Capital Group LP, which will further extends SLC Management’s platform to include alternative credit across public and private markets. This will bring SLC Management's total AUM to approximately $145 billion on a pro forma basis as at September 30, 2020."

Connor added, "So far this year we have delivered more than $140 million of claims payments to the families of Clients who have succumbed to COVID-19, and paid millions in additional pandemic related health claims. It is times like these that underscore the importance of what we do for Clients."

(1)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2020 ("Q3 2020 MD&A").
(2)    All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)    For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q3 2020 MD&A.
(4)    Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.

EARNINGS NEWS RELEASE           Sun Life Financial Inc. Third Quarter 2020 1

Financial and Operational Highlights - Quarterly Comparison (Q3 2020 vs. Q3 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q3'20	Q3'19	change	Q3'20	Q3'19	change	Q3'20	Q3'19	change	Q3'20	Q3'19	change
Canada	387	223	74%	293	268	9%	147	204	(28)%	6,837	4,136	65%
U.S.	(113)	(186)	39%	136	135	1%	230	184	25%	—	—	—
Asset Management	251	221	14%	294	251	17%	—	—	—	43,066	34,442	25%
Asia	236	170	39%	164	138	19%	304	297	2%	2,781	2,573	8%
Corporate	(11)	253	nm(2)	(45)	17	nm(2)	—	—	—	—	—	—
Total	750	681	10%	842	809	4%	681	685	(1)%	52,684	41,151	28%

(1)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2020 MD&A.
(2)    Not meaningful.

Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable assumption changes and management actions ("ACMA") and fair value adjustments on MFS's(1) share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in Group Benefits ("GB") in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019(2), unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale ("AFS") gains(3). Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 13.5% in the third quarter of 2020. Underlying ROE was 15.1%, compared to 15.5% in the third quarter of 2019, reflecting higher underlying net income and the increase in common shareholders' equity. Common shareholders' equity increased, driven by common shareholders' net income and the impacts of foreign exchange, partially offset by dividend distributions and share repurchases in the first quarter of 2020. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.4 billion in cash and other liquid assets.

On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will increase the SLF Inc. LICAT ratio by over three percentage points.

On October 21, 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP(4), a global alternative credit investment manager with approximately $38 billion (US$28 billion) in AUM as at June 30, 2020. Crescent will form part of SLC Management, extending our solutions in alternative credit to the benefit of existing and prospective clients. The transaction includes the ability to acquire the remaining 49% interest of Crescent in the future. On acquisition, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

(1)    MFS Investment Management ("MFS").
(2)    The impact of the resolution of tax matters from prior years in 2019, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account ("tax matters that were favourable in the third quarter of 2019"). The results include income of $78 million, of which $58 million was in Corporate and $20 million in Canada.
(3)    Excluding net gains relating to the impact from the repayment of our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section I - Additional Financial Disclosure our Q3 2020 MD&A for additional information.
(4)    Crescent Capital Group LP ("Crescent").
2 Sun Life Financial Inc. Third Quarter 2020           EARNINGS NEWS RELEASE

A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net income was $387 million in the third quarter of 2020, an increase of $164 million or 74% compared to the same period in 2019, driven by market-related impacts and ACMA. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $293 million in the third quarter of 2020, an increase of $25 million or 9%, compared to the same period in 2019, driven by favourable results in GB and business growth, partially offset by lower net investment returns on surplus, lower AFS gains, and the impact of tax matters that were favourable in the third quarter of 2019. Favourable results in GB were driven by lower disability claim volumes in the quarter and pricing actions, partially offset by the investment we made to improve the disability operations.

Canada insurance sales were $147 million in the third quarter of 2020, a decrease of $57 million or 28% compared to the same period in 2019, primarily in GB as a result of lower market activity. Canada wealth sales were $6.8 billion for the third quarter of 2020, an increase of $2.7 billion or 65% compared to the same period in 2019, driven by higher large case sales in Group Retirement Services ("GRS") and higher guaranteed product sales in individual wealth.

We continue to make it easier for Clients to do business with us as 91% of all retail insurance applications were processed digitally in the quarter enabling advisors to focus on what matters most, advising our Clients. In addition to our digital offerings, we continued to demonstrate our core business strength and solidify our position as the leader(1) in Canada’s Group Retirement space with significant wins in the quarter. In Defined Benefit Solutions, our pension risk transfer business, we completed a $1.1 billion payout annuity sale. This was the largest single day annuity transaction by an insurer in Canada, reinforcing our position as a leader in this market. In our Defined Contribution business, we continue to be the leading provider of defined contribution capital accumulation plans, and this quarter assumed responsibility for the administration of one of the largest plans in the education sector with $1.7 billion of assets.

A leader in U.S. group benefits
U.S.'s reported net loss was $113 million in the third quarter of 2020, an improvement of $73 million compared to the same period in 2019, driven by less unfavourable ACMA, and improved market-related impacts primarily from interest rates. Underlying net income in the third quarter of 2020 was in line with the same period in 2019, as favourable morbidity experience in medical stop-loss, business growth and higher investing activity were offset by unfavourable mortality in Group Benefits, unfavourable expense experience and less favourable credit experience. The trailing four-quarter after-tax profit margin for U.S. Group Benefits(2) was 7.8% as of the third quarter of 2020, compared to 7.2% as of the third quarter of 2019.

U.S. insurance sales were US$172 million in the third quarter of 2020, an increase of US$33 million or 24% compared to the same period in 2019, reflecting higher sales across all businesses, a good result given our direct sales force is operating virtually.

We launched a number of new products and partnerships in the quarter, continuing to create innovative solutions based on marketplace needs for digital tools and tailored insurance coverages. We added three stop-loss offerings for self-funded employers that provide protection from the risks of COVID-19. We also partnered with key human resources and benefits administration providers to connect directly to their digital platforms, simplifying benefits for Clients by removing manual processes and providing real-time insurance decisions. In addition, we entered into a 10-year renewal and expansion of our partnership with The MGIS Companies to provide customized life and disability products for the unique needs of healthcare professionals.

A leader in Global Asset Management
Asset Management’s reported net income was $251 million in the third quarter of 2020, an increase of $30 million or 14% compared to the same period in 2019, reflecting lower acquisition, integration and restructuring costs, partially offset by unfavourable fair value adjustments on MFS's share-based payment awards. Underlying net income was $294 million in the third quarter of 2020, an increase of $43 million or 17% compared to the same period in 2019, driven by higher average net assets ("ANA"), partially offset by changes in net investment returns and higher sales expenses in MFS. The pre-tax net operating profit margin ratio for MFS(2) was 40% in the third quarter of 2020, consistent with the same period last year.

Asset Management ended the third quarter with $836.0 billion in AUM, consisting of $730.1 billion (US$548.2 billion) in MFS, and $105.9 billion in SLC Management. MFS reported net inflows of $6.0 billion (US$4.5 billion) and SLC Management reported net inflows of $0.9 billion.

In the third quarter of 2020, 86%, 89% and 84% of MFS's U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed the acquisition of the majority stake in InfraRed Capital Partners ("InfraRed"), a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future.

On October 21, 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP, a global alternative credit investment manager with approximately $38 billion (US$28 billion) in assets under management as at June 30, 2020. Crescent will form part of SLC Management, extending our solutions in alternative credit to the benefit of existing and prospective clients. The transaction includes the ability to acquire the remaining 49% interest of Crescent in the future.

(1) 2019 Fraser Pension Universe Report released August 11, 2020.
(2) Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2020 MD&A.
EARNINGS NEWS RELEASE           Sun Life Financial Inc. Third Quarter 2020 3

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $236 million in the third quarter of 2020, an increase of $66 million or 39% compared to the same period in 2019, driven by favourable ACMA impacts and improved market-related impacts, predominantly from equity markets. Underlying net income was $164 million in the third quarter of 2020, an increase of $26 million or 19% compared to the same period in 2019, driven by new business gains, primarily in International Hubs, favourable expense experience and business growth, partially offset by less favourable credit experience.

Asia insurance sales were $304 million in the third quarter of 2020, an increase of $7 million or 2% compared to the same period in 2019, as increases, primarily in International Hubs, were largely offset by the Philippines as a result of the impact of COVID-19. Asia wealth sales were $2.8 billion in the third quarter of 2020, an increase of $208 million or 8% compared to the same period in 2019, driven by fixed income sales in India, partially offset by lower wealth sales in the Philippines.

Over the quarter, we rolled out Remote Online Medical Exam ("ROME") in the Philippines, where accredited health professionals perform online medical examinations for prospective Sun Life Clients, a first in the local market. We were also one of the first insurers to introduce non-face-to-face sales in Vietnam with the launch of our new digital solution, SunFast, which supports advisors in approaching, consulting and completing the insurance application for Clients without requiring in-person meetings. Virtual sales experiences are now in operation across nearly all markets, enabling advisors and Clients to transact safely and securely. The introduction of these new virtual capabilities helps Clients to stay financially protected amid the COVID-19 pandemic and positions us to withstand future disruptions.

Corporate
Corporate's reported net loss was $11 million in the third quarter of 2020, compared to reported net income of $253 million in the same period in 2019, driven by ACMA impacts predominantly pertaining to the UK in the prior period. Underlying net loss was $45 million in the third quarter of 2020, compared to underlying net income of $17 million in the same period in 2019, reflecting the impact of tax matters that were favourable in the third quarter of 2019 and unfavourable credit experience, partially offset by improved expense experience.

COVID-19 Pandemic Update
COVID-19 has affected all areas of our business and we are working to continue to be there for our Clients, advisors, employees, communities and shareholders. We continue to adjust our operations across each of our businesses as government restrictions and measures evolve around the globe. Our business continuity processes have been successful in ensuring that key business functions and normal operations continue during this unprecedented disruption. We have processes in place to monitor and maintain ongoing systems availability, stability, and security. We thank our employees and advisors for being there for our Clients through these difficult times.

Our working from home strategy continues to operate effectively and, depending on each location, the return to offices has been gradual and measured to ensure the health and safety of our employees and our communities.

We continue to support Clients facing financial hardships. This includes the extension of grace periods for premium payments for individual insurance and Group Benefits Clients, and rebates and credits to Group Benefits Clients.

Earlier in the year, OSFI(1) had introduced temporary measures to provide relief to financial institutions at the start of the pandemic. For insurers, these measures included capital relief relating to certain payment deferrals granted. In August, OSFI announced that the relief relating to these payment deferrals will be gradually phased out. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI’s special capital treatment. For our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferrals being up to 3 months.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

The path and implications of COVID-19 are still uncertain and dependent on the progression of the virus, potential treatments and therapies, the availability of a vaccine and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section H - Risk Management in our Q3 2020 MD&A.

(1) The Office of the Superintendent of Financial Institutions ("OSFI").

4 Sun Life Financial Inc. Third Quarter 2020           EARNINGS NEWS RELEASE

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended: September 30, 2020
Dated November 4, 2020

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 5

About Sun Life
Sun Life Financial Inc. ("SLF Inc.") is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management ("AUM") of $1,186 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statement" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements", collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), including in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.
1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2019. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to section H - Risk Management - 8 - Risks relating to the COVID-19 Pandemic in this document.
6 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q3'20	Q2'20	Q3'19	2020	2019
Net income (loss)
Reported net income (loss)	750	519	681	1,660	1,899
Underlying net income (loss)(1)	842	739	809	2,351	2,265
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	1.28	0.88	1.15	2.83	3.19
Underlying EPS (diluted)(1)	1.44	1.26	1.37	4.02	3.81
Reported basic EPS ($)	1.28	0.89	1.15	2.84	3.20
Return on equity ("ROE") (%)
Reported ROE(1)	13.5%	9.4%	13.0%	10.1%	11.8%
Underlying ROE(1)	15.1%	13.4%	15.5%	14.3%	14.1%

Growth	Q3'20	Q2'20	Q3'19	2020	2019
Sales
Insurance sales(1)	681	619	685	2,076	2,122
Wealth sales(1)	52,684	56,638	41,151	169,226	114,120
Value of new business ("VNB")(1)	261	206	252	847	869
Premiums and deposits
Net premium revenue	6,396	5,521	4,799	17,063	13,649
Segregated fund deposits	2,623	2,492	2,505	8,392	8,441
Mutual fund sales(1)	33,549	35,697	25,292	107,335	72,659
Managed fund sales(1)	12,815	18,810	12,200	48,503	32,715
ASO(2) premium and deposit equivalents(1)	3,215	1,774	1,699	6,800	5,087
Total premiums and deposits(1)	58,598	64,294	46,495	188,093	132,551
Assets under management
General fund assets	196,235	195,489	180,206
Segregated funds	116,653	112,944	112,806
Mutual funds, managed funds and other AUM(1)	873,461	813,140	769,920
Total AUM(1)	1,186,349	1,121,573	1,062,932

Financial Strength	Q3'20	Q2'20	Q4'19
LICAT ratios(3)
Sun Life Financial Inc.	144%	146%	143%
Sun Life Assurance(4)	127%	126%	130%
Financial leverage ratio(1)	21.5%	23.2%	21.2%
Dividend
Dividend payout ratio(1)	38%	44%	41%
Dividends per common share ($)	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(5)	4,235	4,734	3,738
Participating policyholders’ equity and non-controlling interests	1,312	1,200	1,110
Total shareholders’ equity	24,580	24,219	23,398
Total capital	30,127	30,153	28,246
Average common shares outstanding (millions)	585	585	588
Closing common shares outstanding (millions)	585	585	588

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)    Administrative Services Only ("ASO").
(3)    Life Insurance Capital Adequacy Test ("LICAT") ratio.
(4)    Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(5)    Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2019 annual MD&A.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 7

C. Profitability
The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'20	Q2'20	Q3'19	2020	2019
Reported net income	750	519	681	1,660	1,899
Less: Market-related impacts(1)	(1)	(187)	(89)	(481)	(255)
Assumption changes and management actions(1)	(53)	5	—	(101)	(31)
Other adjustments(1)	(38)	(38)	(39)	(109)	(80)
Underlying net income(2)	842	739	809	2,351	2,265
Reported ROE(2)	13.5%	9.4%	13.0%	10.1%	11.8%
Underlying ROE(2)	15.1%	13.4%	15.5%	14.3%	14.1%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	28	97	8	255	97
Credit	(2)	(58)	44	(75)	27
Mortality	(19)	(12)	13	(35)	25
Morbidity	65	27	(45)	101	(23)
Lapse and other policyholder behaviour	(9)	(19)	(6)	(42)	(18)
Expenses	(15)	(14)	3	(40)	27
Other experience	(13)	18	4	(34)	(23)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures.
(3)    Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
Quarterly Comparison - Q3 2020 vs. Q3 2019
Our reported net income increased by $69 million or 10% in the third quarter of 2020, compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable assumption changes and management actions ("ACMA") and fair value adjustments on MFS's(1) share-based payment awards. Favourable market related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income increased by $33 million or 4%, driven by business growth, favourable results in Group Benefits ("GB") in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019(2), unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale ("AFS") gains. Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 13.5% in the third quarter of 2020. Underlying ROE was 15.1%, compared to 15.5% in the third quarter of 2019, reflecting higher underlying net income and the increase in common shareholders' equity. Common shareholders' equity increased, driven by common shareholders' net income and the impacts of foreign exchange, partially offset by dividend distributions and share repurchases in the first quarter of 2020.

1.Market-related impacts
Market-related impacts in the third quarter of 2020 compared to the same period last year were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. See section M - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

2.Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity experience rates, lapse and other policyholder behaviour experience, expenses and inflation and other factors over the life of our products.

(1)    MFS Investment Management ("MFS").
(2)    The impact of the resolution of tax matters from prior years in 2019, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account ("tax matters that were favourable in the third quarter of 2019"). The results include income of $78 million, of which $58 million was in Corporate and $20 million in Canada.
8 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

We review assumptions each year, generally in the third quarter, as we did this year, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

In the third quarter of 2020, ACMA decreased reported net income by $53 million, compared to a neutral result in the third quarter of 2019, comprised of unfavourable impacts of $230 million in the U.S., partially offset by favourable impacts of $80 million in Asia, $60 million in Canada and $37 million in Corporate, predominantly pertaining to the UK.
Assumption changes and management actions by type
The following table sets out the impacts of ACMA on our reported net income in the third quarter of 2020.

Q3'20	Quarterly
($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality/morbidity	(76)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.
Lapse and other policyholder behaviour	(162)	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.
Expenses	6	Updates to reflect expense experience in all jurisdictions.
Investment returns	53	Updates to various investment-related assumptions across the Company.
Model enhancements and other	126	Various enhancements and methodology changes across all jurisdictions.
Total impacts on reported net income(2)	(53)

(1)    ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)    In this table, ACMA represents the shareholders' reported net income impacts (after-tax) including management actions. In Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2020, the impacts of method and assumptions changes represents the change in shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can also be found in section M - Non-IFRS Financial Measures in this document.

3.Other adjustments
Other adjustments decreased reported net income by $38 million in the third quarter of 2020, in line with the third quarter of 2019, reflecting higher fair value adjustments on MFS's share-based payment awards, offset by lower acquisition costs in SLC Management and the favourable impact from certain hedges in Canada that do not qualify for hedge accounting.

4.Experience-related items
Compared to the third quarter of 2019, the significant changes in experience-related items are as follows:
•Favourable investing activity gains, predominantly in the U.S.;
•Unfavourable credit experience in all insurance businesses:

	Quarterly results
($ millions, after-tax)	Q3'20	Q2'20	Q3'19
Changes in ratings	(33)	(60)	19
Impairments, net of recoveries	3	(24)	—
Release of best estimate credit	28	26	25
Credit Experience	(2)	(58)	44

•Unfavourable mortality experience predominantly in the U.S.;
•Favourable morbidity experience in Canada and the U.S.;
•Unfavourable expense experience related to incentive compensation in the U.S., partially offset in Corporate, as well as the investment we made to improve the disability operation in Canada; and
•Unfavourable other experience impacts, which include components of tax matters recorded in the third quarter of 2019 and a mortgage investment prepayment in the U.S. in 2019.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 9

5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.
In the third quarter of 2020, our effective income tax rates on reported net income and underlying net income(1) were 10.3% and 17.5% compared to 1.3% and 9.2% in the third quarter of 2019, respectively. Our effective tax rate on reported net income reflects favourable tax-exempt investment income within market-related impacts. Our effective tax rate on underlying net income is within our expected range of 15% to 20%. For additional information, refer to Note 11 in our Interim Consolidated Financial Statements for the period ended September 30, 2020.

6.Impacts of foreign exchange translation
During the third quarter of 2020, the impacts of foreign exchange translation increased reported net income and underlying net income by
$11 million and $9 million, respectively.
Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Reported net income decreased by $239 million or 13% in the first nine months of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from ACMA. Unfavourable market-related impacts predominantly resulted from the decline in equity markets and changes in the fair value of investment properties, partially offset by interest rates. Underlying net income increased by $86 million or 4% in the first nine months of 2020, compared to the same period in 2019, driven by business growth, favourable investing activity, higher new business gains, favourable morbidity experience in the U.S., favourable GB experience in Canada and higher AFS gains, partially offset by unfavourable tax and credit experience, lower net investment returns on surplus primarily in Canada, unfavourable mortality experience in the U.S. and unfavourable expense experience. Unfavourable tax experience mainly relates to an unfavourable adjustment relating to the prior year's Canadian tax filings and lower tax-exempt investment income in the second quarter of 2020. Tax matters that were favourable in the third quarter of 2019 also contributed to the decrease.
1.Market-related impacts
Market-related impacts in the first nine months of 2020, compared to the first nine months of 2019, reflected unfavourable equity market impacts and changes in the fair value of investment properties, partially offset by interest rate impacts.

2.Assumption changes and management actions
ACMA decreased reported net income by $101 million in the first nine months of 2020, compared to a decrease of $31 million in the first nine months of 2019, as discussed in the previous section Quarterly Comparison - Q3 2020 vs. Q3 2019. See section M - Non-IFRS Financial Measures in this document for more details.

3.Other adjustments
Other adjustments in the first nine months of 2020 decreased reported net income by $109 million, compared to $80 million in the same period last year, reflecting higher acquisition costs and fair value adjustments on MFS's share-based payment awards, partially offset by the favourable impact from certain hedges in Canada that do not qualify for hedge accounting.

4.Experience-related items
Compared to the first nine months of 2019, the significant changes in experience-related items are as follows:
•Favourable investing activity experience primarily in Canada and the U.S.;
•Unfavourable credit experience in all insurance businesses:

	Year-to-date
($ millions, after-tax)	2020	2019
Changes in ratings	(132)	(35)
Impairments, net of recoveries	(22)	(12)
Release of best estimate credit	79	74
Credit Experience	(75)	27
•Unfavourable mortality experience in the U.S.;
•Favourable morbidity experience primarily in Canada and the U.S.; and
•Unfavourable expense experience related to incentive compensation in the U.S. and Canada as well as the investment we made to improve the disability operation in Canada.

5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

For the first nine months of 2020, our effective tax rates on reported and underlying net income(1) were 18.7% and 20.7%, respectively, compared to 8.1% and 14.2%, respectively, for the first nine months of 2019. Our effective tax rate on underlying net income is slightly above our expected range of 15% to 20%, primarily due to an unfavourable adjustment relating to prior year's Canadian tax filings.

(1)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
10 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

6.Impacts of foreign exchange translation
During the first nine months of 2020, the impacts of foreign exchange translation increased reported net income and underlying net income by $35 million and $37 million, respectively.

D. Growth

1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Insurance sales by business segment(1)
Canada	147	151	204	593	760
U.S.	230	228	184	621	569
Asia	304	240	297	862	793
Total insurance sales(1)	681	619	685	2,076	2,122
Wealth sales by business segment(1)
Canada	6,837	2,608	4,136	15,074	10,209
Asia	2,781	2,455	2,573	7,557	6,253
Total wealth sales excluding Asset Management(1)	9,618	5,063	6,709	22,631	16,462
Asset Management sales(1)	43,066	51,575	34,442	146,595	97,658
Total wealth sales(1)	52,684	56,638	41,151	169,226	114,120
Value of New Business(1)	261	206	252	847	869

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Total Company insurance sales in the third quarter of 2020 were in line with the same period in 2019.
•Canada insurance sales decreased 28%, reflecting lower sales in GB.
•U.S. insurance sales increased by 24%, excluding the favourable impacts of foreign exchange translation of $2 million, driven by higher sales in all businesses.
•Asia insurance sales were in line with the prior period, excluding the favourable impacts of foreign exchange translation of $4 million, as increases in International Hubs were largely offset by decreases in the Philippines.

Total Company wealth sales increased by $11.5 billion or 28% ($11.1 billion or 27%, excluding the impacts of foreign exchange), in the third quarter of 2020 compared to the same period in 2019.
•Canada wealth sales increased by 65%, driven by higher large case sales.
•Asia wealth sales increased by 7%, excluding the favourable impacts of foreign exchange translation of $26 million, driven by fixed income sales in India, partially offset by lower wealth sales in the Philippines.
•Asset Management gross sales increased by 24%, excluding the favourable impacts of foreign exchange translation of $411 million, driven by higher mutual and managed fund sales in MFS, partially offset by lower sales in SLC Management.

Total Company VNB was $261 million in the third quarter of 2020, an increase of 4% compared to the same period in 2019, mainly driven by sales volume, notably from Canada wealth products.
2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Net premium revenue	6,396	5,521	4,799	17,063	13,649
Segregated fund deposits	2,623	2,492	2,505	8,392	8,441
Mutual fund sales(1)	33,549	35,697	25,292	107,335	72,659
Managed fund sales(1)	12,815	18,810	12,200	48,503	32,715
ASO premium and deposit equivalents(1)	3,215	1,774	1,699	6,800	5,087
Total premiums and deposits(1)	58,598	64,294	46,495	188,093	132,551
Total adjusted premiums and deposits(1)(2)	58,248	62,540	46,639	185,617	132,986

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)    Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impacts of Constant Currency Adjustment and Reinsurance in Canada's GB Operations Adjustment as described in section M - Non-IFRS Financial Measures in this document.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 11

Premiums and deposits increased by $11.6 billion or 25% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $496 million, driven by increased mutual fund sales, net premium revenue, and ASO premium and deposits equivalents. Premiums and deposits increased by $52.6 billion or 40% in the first nine months of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $2.9 billion, driven by increased mutual and managed fund sales. Adjusted premiums and deposits increased by $11.6 billion or 25% in the third quarter of 2020 compared to the same period in 2019. Adjusted premiums and deposits increased by $52.6 billion or 40% in the first nine months of 2020 compared to the same period in 2019.

Net premium revenue increased by $1.6 billion or 32% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $38 million. Net premium revenue increased by $3.3 billion or 24% in the first nine months of 2020 compared to the same period of 2019, excluding the favourable impacts of foreign exchange translation of $161 million. The increase in net premium revenue in the third quarter of 2020 and the first nine months of 2020 were driven by increases in Canada and Asia.

Segregated fund deposits increased by $105 million or 4% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $13 million, driven by higher deposits in Canada. Segregated fund deposits in the first nine months of 2020 were in line with same period in 2019, excluding the favourable impacts of foreign exchange translation of $31 million.

Mutual fund sales increased by $8.0 billion or 31% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $304 million. Mutual fund sales increased by $32.9 billion or 45% in the first nine months of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $1.8 billion. The higher mutual fund sales in the third quarter of 2020 and the first nine months of 2020 were driven by MFS.

Managed fund sales increased by $480 million or 4% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $135 million, driven by higher sales in MFS, partially offset by lower sales in SLC Management. Managed fund sales increased by $14.9 billion or 45% in the first nine months of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $930 million, driven by MFS and SLC Management.

ASO premium and deposit equivalents increased by $1.5 billion or 89% in the third quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $6 million. ASO premium and deposit equivalents increased by $1.7 billion or 33% in the first nine months of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $13 million. The increase in ASO premium and deposit equivalents in the third quarter of 2020 and the first nine months of 2020 were driven by Canada.

3. Assets Under Management
AUM consists of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19
Assets under management(1)
General fund assets	196,235	195,489	188,366	180,229	180,206
Segregated funds	116,653	112,944	102,824	116,973	112,806
Mutual funds, managed funds and other AUM(1)	873,461	813,140	732,130	802,145	769,920
Total AUM(1)	1,186,349	1,121,573	1,023,320	1,099,347	1,062,932

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

AUM increased by $87.0 billion or 8% as at September 30, 2020, compared to December 31, 2019, resulting primarily from:
(i)an increase from favourable market movements on the value of mutual funds, managed funds and segregated funds of $16.6 billion;
(ii)net inflows from mutual, managed and segregated funds of $16.4 billion;
(iii)an increase of acquired AUM from InfraRed(1) of $16.3 billion;
(iv)an increase of $16.3 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets);
(v)an increase in AUM of general fund assets of $16.0 billion; and
(vi)an increase from other business activities of $5.4 billion.

In the third quarter of 2020, net inflows of mutual, managed and segregated funds were $8.4 billion, primarily driven by net inflows from MFS of $6.0 billion, Asia of $1.3 billion, SLC Management of $0.9 billion, and Canada of $0.5 billion.

(1)    InfraRed Capital Partners ("InfraRed").
12 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

E. Financial Strength

	Quarterly results
(in $ millions, unless otherwise stated)	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19
LICAT ratio
Sun Life Financial Inc.	144%	146%	143%	143%	146%
Sun Life Assurance	127%	126%	130%	130%	133%
Financial leverage ratio(1)	21.5%	23.2%	20.7%	21.2%	22.8%
Dividend
Dividend payout ratio(1)	38%	44%	42%	41%	38%
Dividends per common share ($)	0.550	0.550	0.550	0.550	0.525
Capital
Subordinated debt and innovative capital instruments(2)	4,235	4,734	3,739	3,738	4,238
Participating policyholders’ equity and non-controlling interests	1,312	1,200	1,090	1,110	1,045
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	22,323	21,962	21,921	21,141	20,896
Total capital	30,127	30,153	29,007	28,246	28,436

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)    Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2019 annual MD&A.

The Office of the Superintendent of Financial Institutions ("OSFI") has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

On April 9, 2020, OSFI announced certain changes to capital requirements under the LICAT guideline in response to the COVID-19 pandemic. The changes pertain to the capital treatment of (i) payment deferrals for mortgages, leases, and other loans, (ii) payment deferrals on insurance premiums to policyholders, and (iii) interest rate risk requirements for participating lines of business.

For payment deferrals granted due to the COVID-19 pandemic, OSFI allows for the loans, leases and receivables to continue to be treated as performing assets under the LICAT guideline. This means that these assets will not fall into the impaired and restructured category, and therefore, will not be subject to a higher capital charge. On August 31, 2020, OSFI announced an update on this capital treatment. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI’s special capital treatment. For our September 30, 2020 LICAT ratio, the impact of the change in capital treatment for payment deferrals remains small.

The change with respect to the interest rate risk requirements for participating lines of businesses reduces the impact of a discontinuity in the LICAT ratio caused from a switch in the interest rate scenarios applied, by smoothing the impact of participating lines of business interest rate risk over six quarters. As per OSFI's communication, this new treatment will remain in place until at least December 31, 2023.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at September 30, 2020, SLF Inc.'s LICAT ratio was 144%, which was 1% higher than December 31, 2019. The favourable impacts of reported net income and net change in subordinated debt were offset by the impacts of the payment of dividends, the InfraRed acquisition, new business and the switch in the interest rate scenario in North America.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at September 30, 2020, Sun Life Assurance's LICAT ratio was 127%, compared to 130% as at December 31, 2019. The favourable impacts of reported net income were more than offset by the impacts of the payment of dividends, new business and the switch in the interest rate scenario in North America.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity, and total shareholders' equity, which includes common shareholders' equity and preferred shareholders' equity, and non-controlling interest. As at September 30, 2020, our total capital was $30.1 billion, compared to $28.2 billion as at December 31, 2019. The increase in total capital included common shareholders' reported net income of $1,660 million, the issuance of $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures ("Series 2020-1 Debentures") detailed below, the impacts of foreign exchange translation of $354 million included in other comprehensive income (loss) ("OCI"), net unrealized gains on AFS assets of $287 million, and the change in participating policyholders' equity of $191 million, partially offset by the payment of $961 million of dividends on common shares of SLF Inc. ("common shares"), the redemption of $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures ("Series 2015-1 Debentures") detailed below, and the decrease of $200 million from the repurchase and cancellation of common shares.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 13

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 21.5%, a strong LICAT ratio of 144% at SLF Inc., and $2.4 billion in cash and other liquid assets(1) as at September 30, 2020 in the legal entity SLF Inc. (the ultimate parent company), and its wholly-owned holding companies ($2.3 billion as at December 31, 2019).

Capital Transactions
On May 8, 2020, SLF Inc. issued $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries and repayment of indebtedness.

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. As a result, as of June 30, 2020, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding.

On September 25, 2020, SLF Inc. redeemed all of the outstanding $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

Normal Course Issuer Bids
On August 13, 2020, SLF Inc.'s normal course issuer bid expired and was not renewed. There were no common shares purchased during the third quarter of 2020. In the first nine months of 2020, SLF Inc. purchased approximately 3.5 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.’s normal course issuer bid were subsequently cancelled. As at the program's expiry, the total aggregate shares cancelled and associated cost under SLF Inc.’s normal course issuer bid were 6.3 million and $347 million, respectively.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Subsequent Events
On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will increase the SLF Inc. LICAT ratio by over three percentage points.

On October 21, 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP(2), a global alternative credit investment manager with approximately $38 billion (US$28 billion) in AUM as at June 30, 2020. Crescent will form part of SLC Management, extending our solutions in alternative credit to the benefit of existing and prospective clients. The transaction includes the ability to acquire the remaining 49% interest of Crescent in the future. On acquisition, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

(1)    Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.
(2)    Crescent Capital Group LP ("Crescent").
14 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

F. Performance by Business Segment

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Reported net income (loss)
Canada	387	117	223	462	608
U.S.	(113)	118	(186)	169	32
Asset Management	251	223	221	713	669
Asia	236	126	170	462	384
Corporate	(11)	(65)	253	(146)	206
Total reported net income (loss)	750	519	681	1,660	1,899
Underlying net income (loss)(1)
Canada	293	281	268	830	748
U.S.	136	123	135	420	395
Asset Management	294	259	251	795	723
Asia	164	144	138	463	407
Corporate	(45)	(68)	17	(157)	(8)
Total underlying net income (loss)(1)	842	739	809	2,351	2,265

(1) Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Information describing the business segments and their respective business units is included in our 2019 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 15

1. Canada

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Individual Insurance & Wealth	76	(13)	32	(81)	135
Group Benefits	212	73	59	348	213
Group Retirement Services	99	57	132	195	260
Reported net income (loss)	387	117	223	462	608
Less: Market-related impacts(1)	29	(161)	(44)	(407)	(117)
Assumption changes and management actions(1)	60	(3)	4	35	(16)
Other adjustments(1)(2)	5	—	(5)	4	(7)
Underlying net income (loss)(3)	293	281	268	830	748
Reported ROE (%)(3)	21.0%	6.5%	12.7%	8.5%	11.6%
Underlying ROE (%)(3)	15.9%	15.6%	15.3%	15.3%	14.2%
Insurance sales(3)	147	151	204	593	760
Wealth sales(3)	6,837	2,608	4,136	15,074	10,209

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section M - Non-IFRS Financial Measures in this document.
(3)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2020 vs. Q3 2019
Canada's reported net income increased by $164 million or 74% in the third quarter of 2020 compared to the same period in 2019, driven by market-related impacts and ACMA. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income increased by $25 million or 9%, driven by favourable results in GB and business growth, partially offset by lower net investment returns on surplus, lower AFS gains, and the impact of tax matters that were favourable in the third quarter of 2019. Favourable results in GB were driven by lower disability claim volumes in the quarter and pricing actions, partially offset by the investment we made to improve the disability operations.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Canada's reported net income decreased by $146 million or 24% in the first nine months of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts partially offset by favourable ACMA. Unfavourable market-related impacts predominantly resulted from the decline in equity markets and changes in the fair value of investment properties, partially offset by interest rates. Underlying net income increased by $82 million or 11%, driven by favourable investing activity, business growth and GB experience, partially offset by lower net investment returns on surplus, unfavourable expense experience and the impact of tax matters that were favourable in the third quarter of 2019. Favourable GB experience was driven by lower dental and paramedical claims experience, net of Client credits and rebates, partially offset by the impacts of ASO expense experience.

Growth
Quarterly Comparison - Q3 2020 vs. Q3 2019
Canada insurance sales decreased by $57 million or 28% in the third quarter of 2020 compared to the same period in 2019. Individual insurance sales were $80 million in the third quarter of 2020, a decrease of $5 million or 6% compared to the same period in 2019. Sales in GB were $67 million in the third quarter of 2020, a decrease of $52 million or 44% compared to the same period in 2019, due to lower market activity.

Canada wealth sales increased by $2.7 billion or 65% in the third quarter of 2020 compared to the same period in 2019. Individual wealth sales increased by $278 million or 19% compared to the same period in 2019, driven by higher guaranteed product sales. Group Retirement Services ("GRS") sales were $5.1 billion in the third quarter of 2020, an increase of $2.4 billion or 91% compared to the same period in 2019, due to higher large case sales.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Canada insurance sales in the first nine months of 2020 decreased by $167 million or 22% compared to the same period in 2019. Individual insurance sales were $240 million, a decrease of $32 million or 12% compared to the same period in 2019. Sales in GB were $353 million, a decrease of $135 million or 28% compared to the same period in 2019, reflecting lower large case sales and lower market activity.

Canada wealth sales increased by $4.9 billion or 48% in the first nine months of 2020 compared to the same period last year in 2019. Individual wealth sales were $5.3 billion, an increase of $757 million or 17% compared to the same period in 2019, driven primarily by strong mutual fund sales. GRS sales were $9.8 billion, an increase of $4.1 billion or 72% compared to the same period in 2019, due to higher large case sales.
16 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

2. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Group Benefits	97	80	(4)	255	123
In-force Management	(182)	6	(136)	(130)	(100)
Reported net income (loss)	(85)	86	(140)	125	23
Less: Market-related impacts(1)	(13)	(3)	(21)	5	(40)
Assumption changes and management actions(1)	(173)	—	(218)	(190)	(219)
Acquisition, integration and restructuring(1)	(1)	(1)	(3)	(3)	(13)
Underlying net income (loss)(2)	102	90	102	313	295
Reported ROE (%)(2)	(12.3)%	12.1%	(21.0)%	5.9%	1.1%
Underlying ROE (%)(2)	14.8%	12.6%	15.4%	14.8%	14.4%
After-tax profit margin for Group Benefits (%)(2)(3)	7.8%	7.5%	7.2%	7.8%	7.2%
Insurance sales(2)	172	165	139	459	427
(C$ millions)
Reported net income (loss)	(113)	118	(186)	169	32
Underlying net income (loss)(2)	136	123	135	420	395

(1)     Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)    This measure is calculated based on the trailing four quarters.

Profitability
Quarterly Comparison - Q3 2020 vs. Q3 2019
U.S.'s reported net loss was US$85 million ($113 million) in the third quarter of 2020, an improvement of US$55 million ($73 million) compared to the same period in 2019, driven by less unfavourable ACMA, and improved market-related impacts primarily from interest rates. Underlying net income was in line with the same period in 2019, as favourable morbidity experience in medical stop-loss, business growth and higher investing activity were offset by unfavourable mortality in Group Benefits, unfavourable expense experience and less favourable credit experience. The impacts of foreign exchange translation increased reported net loss by $1 million and increased underlying net income by $1 million.

The trailing four-quarter after-tax profit margin for Group Benefits was 7.8% as of the third quarter of 2020, compared to 7.2% as of the third quarter of 2019.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
U.S.’s reported net income increased by US$102 million ($137 million) in the first nine months of 2020 compared to the same period in 2019, driven by favourable market-related impacts, less unfavourable ACMA and lower integration costs. Favourable market-related impacts reflected interest rates, partially offset by changes in the fair value of investment properties. Underlying net income increased by US$18 million ($25 million) or 6% (6%), driven by favourable investing activity, business growth, favourable morbidity experience and higher AFS gains, partially offset by unfavourable mortality and credit experience and unfavourable expense experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $4 million and $6 million, respectively.

Growth
Quarterly Comparison - Q3 2020 vs. Q3 2019
U.S. insurance sales increased by US$33 million or 24% in the third quarter of 2020 compared to the same period in 2019, reflecting higher sales across all businesses, a good result given our direct sales force is operating virtually.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
U.S. insurance sales increased by US$32 million or 7% in the first nine months of 2020 compared to the same period in 2019, driven by an increase in employee benefit sales.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 17

3. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Reported net income	251	223	221	713	669
Less: Fair value adjustments on MFS's share-based payment awards(1)	(32)	(24)	(8)	(46)	(27)
Acquisition, integration and restructuring(1)	(11)	(12)	(22)	(36)	(27)
Underlying net income(2)	294	259	251	795	723
Assets under management (C$ billions)(2)	836.0	779.1	738.7	836.0	738.7
Gross sales (C$ billions)(2)	43.1	51.6	34.4	146.6	97.6
Net sales (C$ billions)(2)	6.9	7.2	3.2	14.5	(11.2)
MFS (C$ millions)
Reported net income	244	205	240	689	680
Less: Fair value adjustments on MFS's share-based payment awards(1)	(32)	(24)	(8)	(46)	(27)
Underlying net income(2)	276	229	248	735	707
Assets under management (C$ billions)(2)	730.1	690.2	655.5	730.1	655.5
Gross sales (C$ billions)(2)	40.6	47.6	31.6	137.9	90.9
Net sales (C$ billions)(2)	6.0	7.4	1.7	15.8	(14.2)
MFS (US$ millions)
Reported net income	183	147	182	510	512
Less: Fair value adjustments on MFS's share-based payment awards(1)	(24)	(18)	(6)	(34)	(20)
Underlying net income(2)	207	165	188	544	532
Pre-tax net operating profit margin ratio for MFS(2)	40%	36%	40%	38%	38%
Average net assets (US$ billions)(2)	539.7	479.1	491.3	507.9	476.2
Assets under management (US$ billions)(2)(3)	548.2	508.5	495.2	548.2	495.2
Gross sales (US$ billions)(2)	30.4	34.3	24.0	101.8	68.4
Net sales (US$ billions)(2)	4.5	5.4	1.3	11.6	(10.6)
Asset appreciation (depreciation) (US$ billions)	35.2	66.7	5.0	9.2	77.4
S&P 500 Index (daily average)	3,316	2,927	2,958	3,104	2,855
MSCI EAFE Index (daily average)	1,871	1,681	1,882	1,806	1,868
SLC Management (C$ millions)
Reported net income	7	18	(19)	24	(11)
Less: Acquisition, integration and restructuring(1)	(11)	(12)	(22)	(36)	(27)
Underlying net income(2)	18	30	3	60	16
Assets under management (C$ billions)(2)	105.9	88.9	83.2	105.9	83.2
Gross sales (C$ billions)(2)	2.5	4.0	2.8	8.7	6.7
Net sales (C$ billions)(2)	0.9	(0.2)	1.5	(1.3)	3.0

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)    Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at September 30, 2020.

Profitability
Quarterly Comparison - Q3 2020 vs. Q3 2019
Asset Management’s reported net income increased by $30 million or 14% in the third quarter of 2020 compared to the same period in 2019, reflecting lower acquisition, integration and restructuring costs, partially offset by unfavourable fair value adjustments on MFS's share-based payment awards. Underlying net income increased by $43 million or 17%, driven by higher average net assets ("ANA"), partially offset by changes in net investment returns and higher sales expenses in MFS. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million and $3 million, respectively.

In U.S. dollars, MFS's reported net income was in line with the third quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income offset by unfavourable fair value adjustments on MFS's share-based payment awards. Underlying net income increased by US$19 million or 10%, driven by higher ANA, partially offset by changes in net investment returns and higher sales expenses. The pre-tax net operating profit margin ratio for MFS was 40% in the third quarter of 2020, consistent with the third quarter of 2019.

18 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

SLC Management’s reported net income increased by $26 million in the third quarter of 2020 compared to the third quarter of 2019, driven by underlying net income and lower acquisition and integration costs, primarily from the BGO(1) acquisition. Underlying net income increased by $15 million, driven by the increase in performance fees in the current quarter and net income from the InfraRed acquisition that closed in July 2020, partially offset by losses on real estate designated for seed investments of $13 million.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Asset Management’s reported net income increased by $44 million or 7% in the first nine months of 2020 compared to the same period in 2019, reflecting unfavourable fair value adjustments on MFS's share-based payment awards and higher acquisition, integration and restructuring costs. Underlying net income increased by $72 million or 10% in the first nine months of 2020 compared to the same period in 2019, driven by higher ANA, partially offset by changes in net investment returns and higher sales expenses in MFS. The impacts of foreign exchange translation increased reported net income and underlying net income by $11 million and $14 million, respectively.

In U.S. dollars, MFS’s reported net income in the first nine months of 2020 was in line with the same period in 2019, reflecting unfavourable fair value adjustments on MFS's share-based payment awards offset by the change in underlying net income. Underlying net income increased by US$12 million or 2%, reflecting higher ANA, partially offset by changes in net investment returns and higher sales expenses.

SLC Management’s reported net income was $24 million in the first nine months of 2020, an increase of $35 million, compared to the same period in 2019, driven by underlying net income, partially offset by acquisition and integration costs related to the BGO and InfraRed acquisitions. Underlying net income increased by $44 million, driven by the net income from the BGO and InfraRed acquisitions and the increase in performance fees, partially offset by losses on real estate designated for seed investments of $13 million.

Growth
Asset Management’s AUM increased by $67.2 billion as at September 30, 2020 compared to December 31, 2019, driven by asset appreciation of $18.1 billion, an increase in AUM of $16.3 billion from the InfraRed acquisition, the impacts of foreign exchange translation of $15.6 billion, net inflows of $14.5 billion, and other increases of $2.7 billion.

MFS’s AUM increased by US$20.8 billion or 4% as at September 30, 2020 compared to December 31, 2019, reflecting asset appreciation of US$9.2 billion and net inflows of US$11.6 billion. In the third quarter of 2020, MFS reported net inflows of US$4.5 billion ($6.0 billion), including positive flows from U.S. retail products for the seventh consecutive quarter.

In the third quarter of 2020, 86%, 89% and 84% of MFS's U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five-, and three-year performance, respectively.

SLC Management’s AUM increased by $21.9 billion or 26% as at September 30, 2020, compared to December 31, 2019, driven by $16.3 billion of acquired AUM from InfraRed, asset appreciation of $3.0 billion, other items of $2.7 billion, and the impacts of foreign exchange translation of $1.1 billion, partially offset by net outflows of $1.2 billion. Outflows include Client distributions due to the profitable sale of underlying assets in a closed-end fund, and flows relating to Client re-balancing. In the third quarter of 2020, SLC Management reported net inflows of $0.9 billion.

Acquisition of InfraRed
At the beginning of the quarter, we completed the acquisition of the majority stake in InfraRed Capital Partners, a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended September 30, 2020.

(1)    BentallGreenOak ("BGO").
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 19

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Local Markets(1)(2)	76	66	121	207	271
International Hubs(1)(2)	160	60	49	255	113
Reported net income (loss)	236	126	170	462	384
Less: Market-related impacts(3)	(9)	(24)	(15)	(80)	(71)
Assumption changes and management actions(3)	80	7	47	78	48
Acquisition, integration and restructuring(3)	1	(1)	—	1	—
Underlying net income (loss)(4)	164	144	138	463	407
Reported ROE (%)(4)	15.6%	8.7%	12.1%	10.7%	9.4%
Underlying ROE (%)(4)	10.9%	9.9%	9.8%	10.7%	9.9%
Insurance sales(4)	304	240	297	862	793
Wealth sales(4)	2,781	2,455	2,573	7,557	6,253

(1)    Prior to the first quarter of 2020, these business units were referred to as Insurance and Wealth, and International, respectively, in our interim and annual MD&A. Effective the first quarter of 2020, Insurance and Wealth was renamed to Local Markets and we combined our International business and Hong Kong business into a new management structure called "International Hubs". We have updated prior period amounts to reflect this change in presentation.
(2)     Local Markets is comprised of Philippines, Indonesia, India, China, Malaysia and Vietnam. International Hubs is comprised of International and Hong Kong.
(3)     Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(4)     Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

During the first quarter of 2020, we combined our International business and Hong Kong business into a new management structure called "International Hubs", to leverage the high-net-worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies.

Profitability
Quarterly Comparison - Q3 2020 vs. Q3 2019
Asia's reported net income increased by $66 million or 39% in the third quarter of 2020 compared to the same period in 2019, driven by favourable ACMA impacts and improved market-related impacts, predominantly from equity markets. Underlying net income increased by $26 million or 19% compared to the same period in 2019, driven by new business gains, primarily in International Hubs, favourable expense experience and business growth, partially offset by less favourable credit experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $7 million and $4 million, respectively.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Asia's reported net income increased by $78 million or 20% for the first nine months of 2020 compared to the same period in 2019, driven by favourable ACMA impacts, partially offset by unfavourable market-related impacts. Unfavourable market-related impacts reflected equity markets and changes in the fair value of investment properties, partially offset by interest rates. Underlying net income increased by $56 million or 14%, driven by new business gains, primarily in International Hubs, business growth and favourable morbidity experience, partially offset by less favourable credit experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $16 million and $15 million, respectively.
Growth
Quarterly Comparison - Q3 2020 vs. Q3 2019
Asia insurance sales increased by $7 million or 2% in the third quarter of 2020 compared to the same period in 2019. Individual insurance sales were $294 million in the third quarter of 2020, in line with the comparable period, excluding the favourable impacts of foreign exchange translation of $4 million, as increases, primarily in International Hubs, were largely offset by the Philippines as a result of the impact of COVID-19.

Asia wealth sales increased by $182 million or 7% in the third quarter of 2020 compared to the same period in 2019, excluding the impacts of favourable foreign exchange translation of $26 million, driven by fixed income sales in India, partially offset by lower wealth sales in the Philippines.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Asia insurance sales increased by $69 million or 9% in the first nine months of 2020 compared to the same period in 2019. Individual insurance sales were $829 million in the first nine months of 2020, an increase of 8% compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $10 million, driven by increases, primarily in International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Asia wealth sales increased by $1,235 million or 20% in the first nine months of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation of $69 million, driven by money market sales in the Philippines and fixed income sales in India.
20 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
UK	54	45	279	150	347
Corporate Support	(65)	(110)	(26)	(296)	(141)
Reported net income (loss)	(11)	(65)	253	(146)	206
Less: Market-related impacts(1)	(3)	2	—	—	(9)
Assumption changes and management actions(1)	37	1	236	39	225
Acquisition, integration and restructuring(1)	—	—	—	(28)	(2)
Underlying net income (loss)(2)	(45)	(68)	17	(157)	(8)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2020 vs. Q3 2019
Corporate's reported net loss was $11 million in the third quarter of 2020, compared to reported net income of $253 million in the same period in 2019, driven by ACMA impacts predominantly pertaining to the UK in the prior period. Underlying net loss was $45 million in the third quarter of 2020, compared to underlying net income of $17 million in the same period in 2019, reflecting the impact of tax matters that were favourable in the third quarter of 2019 and unfavourable credit experience, partially offset by improved expense experience. The impacts from foreign exchange translation decreased reported net loss and underlying net loss by $3 million and $1 million, respectively.

Year-to-Date Comparison - Q3 2020 vs. Q3 2019
Corporate's reported net loss was $146 million in the first nine months of 2020, compared to reported net income of $206 million in the same period in 2019, reflecting less favourable ACMA impacts predominantly pertaining to the UK and higher restructuring costs. Underlying net loss was $157 million, an increased loss of $149 million compared to the same period in 2019, due to unfavourable tax and credit experience. Unfavourable tax experience mainly relates to an unfavourable adjustment relating to the prior year's Canadian tax filings and lower tax-exempt investment income in the second quarter of 2020. The impact of tax matters that were favourable in the third quarter of 2019 also contributed to the decrease. Foreign exchange translation decreased reported net loss by $4 million and decreased underlying net loss by $2 million.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 21

G. Investments

We had total general fund invested assets of $176.3 billion as at September 30, 2020, compared to $161.6 billion as at December 31, 2019. The increase in our general fund invested assets was primarily due to net fair value growth from declining interest rates, operating activities, as well as the favourable impacts from foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	September 30, 2020		December 31, 2019
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	12,450	7%	9,575	6%
Debt securities	89,173	51%	81,606	50%
Equity securities	5,835	3%	4,787	3%
Mortgages and loans	50,067	29%	48,222	30%
Derivative assets	2,279	1%	1,548	1%
Other invested assets	5,791	3%	5,357	3%
Policy loans	3,310	2%	3,218	2%
Investment properties	7,406	4%	7,306	5%
Total invested assets	176,311	100%	161,619	100%

(1)    The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for fair value through profit or loss ("FVTPL") and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.
Highlighted Exposures Arising from the COVID-19 Pandemic and Other Related items
As a leading international financial services organization, we have a well-diversified portfolio which is duration-matched to insurance contract liabilities and includes a variety of investment types spread across a broad range of sectors and geographies. As at September 30, 2020, our direct and indirect exposure to the industries most immediately affected by the COVID-19 pandemic includes oil & gas, transportation, hotels, restaurants & leisure, as well as office, retail, and multi-family residential property types. We are closely monitoring the impacts of the COVID-19 pandemic on our investment portfolio. Although the sectors noted below have been significantly impacted by the COVID-19 pandemic, other areas within our investments portfolio may also be adversely impacted by the pandemic.

Oil & Gas
As at September 30, 2020, our direct exposure to oil & gas through our debt securities and corporate loan holdings was approximately $5.4 billion or 3% of total invested assets and 96% were rated investment grade, including 67% rated BBB (as at December 31, 2019, $4.9 billion, of which 98% were rated investment grade, including 66% rated BBB)(1). Approximately 59% of our oil & gas industry portfolio was invested in pipeline, storage and transportation entities, 14% was invested in integrated oil & gas, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling & servicing, none of which exceeds 13% of our total oil & gas industry portfolio on an individual basis. This compared to approximately 58% and 12% as at December 31, 2019, respectively.

Our mortgage and real estate portfolios include office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. As at September 30, 2020, our indirect exposure to oil & gas through our mortgage and real estate holdings was approximately $2.3 billion(2), consisting of $1.1 billion of mortgages and $1.2 billion of real estate holdings. As a proportion of our total mortgage and real estate portfolios, our indirect exposures to oil & gas represents 7% and 16%, respectively.

Transportation
As at September 30, 2020, our direct exposure to transportation through our debt securities and corporate loan holdings was approximately $4.1 billion or 2% of total invested assets and 91% were rated investment grade, including 34% rated BBB (as at December 31, 2019, $3.6 billion of which 99% were rated investment grade, including 30% rated BBB)(1). Of our $4.1 billion direct exposure, $2.2 billion or 55% are secured by collateral ($2.0 billion or 56% as at December 31, 2019). As at September 30, 2020, we do not have any significant direct or indirect exposure to aviation through our mortgage or real estate holdings, and have limited indirect exposure to auto through well-diversified mortgage and real estate holdings.

(1)    The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit
Risk Management Governance and Control.
(2) The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
22 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

Hotels, Restaurants & Leisure
As at September 30, 2020, our direct exposure to hotels, restaurants & leisure through our debt securities and corporate loan holdings was approximately $1.1 billion or 1% of total invested assets and 81% were rated investment grade, including 44% rated BBB (as at December 31, 2019, $1.0 billion of which 99% were rated investment grade, including 59% rated BBB)(1). Of our $1.1 billion direct exposure, $0.7 billion or 57% are secured by collateral ($0.6 billion or 62% as at December 31, 2019). As at September 30, 2020, we do not have any significant direct or indirect exposure to hotels through our mortgage or real estate holdings, and we have limited indirect exposure to restaurants & leisure through well-diversified mortgage and real estate holdings.

Office, Retail & Multi-Family Residential Property Types
As at September 30, 2020, we had exposure to office, retail, and multi-family residential property types through our uninsured commercial mortgage and investment property portfolios of $14.3 billion. Through our debt securities and corporate loan holdings, we had exposures of $2.5 billion of which 95% were rated investment grade, including 43% rated BBB (as at December 31, 2019, $2.5 billion, of which 100% were rated investment grade, including 43% rated BBB)(1). Our holdings in these property types totaled $7.0 billion for office, $6.3 billion for retail, and $3.5 billion for multi-family residential properties representing 4%, 4%, and 2% of total invested assets, respectively.

Our mortgage portfolio is well-secured with a weighted average loan-to-value ratio of approximately 59% and a weighted average debt service coverage of 1.67 times as at September 30, 2020 (approximately 56% and 1.76 times, respectively, as at December 31, 2019). Our investment property portfolio is diversified across geographies and our tenants represent a broad range of industries.
1. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Interim Consolidated Financial Statements as at September 30, 2020.

Debt Securities by Geography
The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	September 30, 2020				December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	33,979	4,653	38,632	44%	28,221	5,031	33,252	41%
United States	27,281	3,880	31,161	35%	24,224	5,822	30,046	37%
Europe	8,929	990	9,919	11%	8,827	1,178	10,005	12%
Asia	5,064	600	5,664	6%	4,074	573	4,647	6%
Other	2,764	1,033	3,797	4%	2,548	1,108	3,656	4%
Total debt securities	78,017	11,156	89,173	100%	67,894	13,712	81,606	100%

Our debt securities with a credit rating of "A" or higher represented 73% of the total debt securities as at September 30, 2020, compared to 74% as at December 31, 2019. Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at September 30, 2020, consistent with December 31, 2019.

Our gross unrealized losses as at September 30, 2020 for FVTPL and AFS debt securities were $0.2 billion and $0.1 billion, respectively, compared with $0.1 billion and $0.1 billion, respectively, as at December 31, 2019. The increase in gross unrealized losses was largely due to the impact from widening credit spreads.

(1) The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 23

Debt Securities by Issuer and Industry Sector
The carrying value of debt securities by issuer and industry sector is shown in the following table:

	September 30, 2020			December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	4,885	1,958	6,843	3,890	2,556	6,446
Canadian provincial and municipal government	16,883	1,275	18,158	13,826	1,139	14,965
U.S. government and agency	1,493	699	2,192	1,748	1,363	3,111
Other foreign government	5,422	854	6,276	5,181	736	5,917
Total government issued or guaranteed debt securities	28,683	4,786	33,469	24,645	5,794	30,439
Corporate debt securities by industry sector:(1)
Financials	10,533	1,256	11,789	9,341	1,585	10,926
Utilities	7,576	607	8,183	6,693	565	7,258
Industrials	5,591	544	6,135	4,800	629	5,429
Energy	4,346	340	4,686	3,867	365	4,232
Communication services	3,543	305	3,848	3,075	471	3,546
Real estate	2,507	355	2,862	2,595	368	2,963
Health care	2,057	188	2,245	1,886	236	2,122
Consumer staples	1,934	130	2,064	1,703	221	1,924
Consumer discretionary	1,611	177	1,788	1,268	219	1,487
Materials	1,483	162	1,645	1,331	212	1,543
Information technology	1,343	180	1,523	1,122	213	1,335
Total corporate debt securities	42,524	4,244	46,768	37,681	5,084	42,765
Asset-backed securities	6,810	2,126	8,936	5,568	2,834	8,402
Total debt securities	78,017	11,156	89,173	67,894	13,712	81,606

(1)    Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Credit Rating
Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 99% investment grade based on carrying value as at September 30, 2020 (99% as at December 31, 2019). The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section in our annual MD&A.

The following table summarizes our debt securities by credit quality:

	September 30, 2020			December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	12,996	4,787	17,783	11,097	6,630	17,727
AA	12,018	1,621	13,639	10,503	1,670	12,173
A	30,916	2,587	33,503	27,341	3,037	30,378
BBB	20,943	1,988	22,931	18,339	2,248	20,587
BB and lower	1,144	173	1,317	614	127	741
Total debt securities	78,017	11,156	89,173	67,894	13,712	81,606

24 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Mortgages and Loans
Mortgages and loans in this section are presented at their carrying value on our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table(1).

	September 30, 2020			December 31, 2019
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,134	12,973	22,107	9,310	13,249	22,559
United States	6,715	13,847	20,562	6,915	11,994	18,909
Europe	—	5,073	5,073	—	4,561	4,561
Asia	—	391	391	—	352	352
Other	—	1,934	1,934	—	1,841	1,841
Total	15,849	34,218	50,067	16,225	31,997	48,222
% of Total Invested Assets	9%	20%	29%	10%	20%	30%

(1)    The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.
As at September 30, 2020, we held $15.8 billion of mortgages, compared to $16.2 billion as at December 31, 2019. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at September 30, 2020, 36% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 57% as at September 30, 2020, compared to 55% as at December 31, 2019. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.68 times as at September 30, 2020, compared to 1.76 times as at December 31, 2019. Of the $3.9 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 92% were insured by the CMHC.

As at September 30, 2020, we held $34.2 billion of loans, compared to $32.0 billion as at December 31, 2019. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans by Credit Rating
The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security. The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section in our annual MD&A.

The following tables summarize our mortgages and loans by credit quality indicator:

($ millions)	September 30, 2020	December 31, 2019
Mortgages by credit rating:
Insured	3,961	3,966
AAA	—	1
AA	1,570	2,087
A	4,325	5,481
BBB	4,595	3,943
BB and lower	1,372	670
Impaired	26	77
Total mortgages	15,849	16,225
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 25

($ millions)	September 30, 2020	December 31, 2019
Loans by credit rating:
AAA	222	224
AA	4,960	5,044
A	12,938	12,516
BBB	13,794	12,920
BB and lower	2,259	1,207
Impaired	45	86
Total loans	34,218	31,997

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	September 30, 2020
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,823	34,173	49,996	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	93	94	187	67	49	116
Total	15,916	34,267	50,183	67	49	116
	December 31, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	16,148	31,911	48,059	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	147	133	280	70	47	117
Total	16,295	32,044	48,339	70	47	117

Our impaired mortgages and loans, net of allowances for losses, were $71 million as at September 30, 2020, compared to $163 million as at December 31, 2019.

3. Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2020	December 31, 2019
Net fair value asset (liability)	(128)	(492)
Total notional amount	65,568	62,131
Credit equivalent amount(1)	809	796
Risk-weighted credit equivalent amount(1)	18	17

(1)    Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $128 million as at September 30, 2020, compared to a liability of $492 million as at
December 31, 2019. The increase in net fair value was primarily due to the impact from downward shifts in yield curves, partially offset by the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

The total notional amount of our derivatives increased to $65.6 billion as at September 30, 2020 from $62.1 billion as at December 31, 2019. The change in notional amount is mainly attributable to an increase of $4.9 billion in foreign exchange contracts used for hedging foreign currency assets, partially offset by a decline in our interest rate contracts primarily for duration matching purposes.

26 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Investment Properties
Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 78% as at September 30, 2020. The increase in our investment property portfolio is predominantly driven by net purchases and the impacts of foreign exchange translation, partially offset by market appraisal losses this year. Investment properties are presented by type and geography in the following table.

	September 30, 2020
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total
Canada	1,924	1,589	917	1,005	579	6,014	81%
United States	688	342	252	—	46	1,328	18%
Europe	23	13	27	—	1	64	1%
Total	2,635	1,944	1,196	1,005	626	7,406	100%

	December 31, 2019
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total
Canada	1,958	1,405	967	1,064	460	5,854	80%
United States	772	269	273	—	72	1,386	19%
Europe	22	13	30	—	1	66	1%
Total	2,752	1,687	1,270	1,064	533	7,306	100%

5. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2020 was $3,111 million compared to $2,637 million as at December 31, 2019. The increase of $474 million was primarily due to increases in the provisions for assets purchased net of dispositions, changes in credit ratings and impacts of foreign exchange translation, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, 55% relates to our BBB portfolio.

(1) Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 27

H. Risk Management

The shaded text and tables in this section represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments - Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2020. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. The impact of the COVID-19 pandemic is resulting in the potential for simultaneous adverse impacts across all six major risk categories, though the time horizon and magnitude of these impacts is uncertain at this time. For additional information, refer to section H - Risk Management - 8 - Risks relating to the COVID-19 Pandemic.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

1. Market Risk Sensitivities
Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the third quarter of 2020, we realized $36 million (pre-tax) in net gains on the sale of AFS assets, which excludes net gains of $282 million relating to the impact from the repayment of our senior financing obligation(2). Including the net AFS gains from the impact of the repayment of our senior financing obligation, we realized $318 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2020 ($47 million pre-tax in the third quarter of 2019). The net unrealized gains (losses) or OCI position on AFS fixed income and equity assets were $550 million and $49 million, respectively, after-tax as at September 30, 2020 ($251 million and $62 million, respectively, after-tax as at December 31, 2019).

(1) Net income in section H - Risk Management in this document refers to common shareholders' net income.
(2) Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section I - Additional Financial
Disclosure in this document.

28 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at September 30, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

As at September 30, 2020 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$300
Potential impact on OCI(3)	$(50)	$—	$—	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point decrease	0.0% point increase	0.0% point increase

As at December 31, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$250
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point decrease	0.0% point increase	0.0% point increase

(1) Represents the respective change across all equity markets as at September 30, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2020 and December 31, 2019.

Our LICAT sensitivities may be non-linear and can change due to the interrelationships between market rates and spreads, actuarial assumptions and LICAT calculations.

($ millions, unless otherwise noted)	As at September 30, 2020		As at December 31, 2019
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(100)	$50	$(150)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	3.5% point increase	1.5% point decrease	2.0% point increase	3.0% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2020 and December 31, 2019 with no change to the Actuarial Standards Board ("ASB") promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2020 and December 31, 2019. The sensitivities assume that a scenario switch does not occur in the quarter. The September 30, 2020 sensitivities are calculated using a different North America scenario than that used at December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 29

2. Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated the immediate impact or sensitivity of our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at September 30, 2020 and December 31, 2019.

($ millions, unless otherwise noted)	As at September 30, 2020		As at December 31, 2019
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(100)	$75	$(75)	$50
Potential impact on LICAT(3)	0.5% point decrease	0.5% point increase	0.0% point increase	0.5% point decrease

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded to the nearest $25 million.
(3) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2020 and December 31, 2019. The sensitivities assume that a scenario switch does not occur in the quarter. The September 30, 2020 sensitivities are calculated using a different North America scenario than that used at December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

($ millions, unless otherwise noted)	As at September 30, 2020		As at December 31, 2019
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$50	$(50)	$50	$(50)

(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.
LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. However, OSFI recently updated the LICAT guideline for interest rate risk requirements for participating business to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating business in any quarter will reflect the scenarios from the prior six quarters and switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time. It should be noted that the changing of the scenario can also change the direction of the credit spread sensitivities.

In the second quarter of 2020, both SLF Inc. and Sun Life Assurance experienced a switch in the interest rate scenario in North America. In the past, we have communicated that the fully phased-in impact of the discontinuity caused by the scenario switch can be up to four LICAT ratio percentage points. As a result of OSFI’s new methodology for interest rates risk for participating lines of business, the discontinuity has reduced to less than one LICAT percentage point in the current quarter, with the remaining impact coming through over the next four quarters if we remain on the current scenario.
3. General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long-term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established
30 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.
4. Segregated Fund Guarantees
Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2020 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business segment.

As at September 30, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	11,885	535	10,847	970
Asia	2,035	242	2,125	139
Corporate(4)	2,259	208	1,011	256
Total	16,179	985	13,983	1,365

As at December 31, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,131	362	10,678	505
Asia	2,337	212	2,380	99
Corporate(4)	2,302	207	1,063	228
Total	16,770	781	14,121	832

(1)    The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.
(2)     For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)     The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)     Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2019 to September 30, 2020 primarily resulted from the following factors:
(i) the total fund values decreased due to a decrease in equity markets and net redemptions from products closed to new business, which was partially offset by lower interest rates;
(ii) the total amount at risk increased due to a decrease in equity markets;
(iii) the total value of guarantees decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv) the total insurance contract liabilities increased due to a decrease in equity markets and lower interest rates.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 31

5. Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity-related exposure of our segregated fund contracts. As at September 30, 2020, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impacts of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impacts of Segregated Fund Hedging

September 30, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impacts	200	100	350
Net of hedging	—	(50)	(100)

December 31, 2019
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impacts	150	100	300
Net of hedging	—	(50)	(100)

(1)     Net income sensitivities have been rounded to the nearest $50 million.
(2)    Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)     Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2020 and December 31, 2019, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impacts of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)     Represents the change across all equity markets as at September 30, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impacts of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impacts of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
6. Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2020 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2019). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2020 would increase net income by approximately $250 million ($275 million increase as at December 31, 2019).

(1)    Net income sensitivities have been rounded to the nearest $25 million.
32 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2019 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2020 and December 31, 2019, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2020 and December 31, 2019, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts, cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.
Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2019 annual MD&A. Additional information on market risk can be found in Note 6 of our 2019 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.
8. Risks relating to the COVID-19 Pandemic
The duration and impacts of the COVID-19 outbreak in the countries in which we operate are varied and cannot currently be determined. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, results of operations, corporate reputation and financial condition. Sustained adverse effects could also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the section entitled "Risk Factors" in our AIF and "J - Risk Management" in our annual MD&A. This includes, but is not limited to:

•Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;
•Credit risk, including defaults, impairments and downgrades;
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 33

•Business and strategic risk including economic and political risk, implementation of our business strategy implementation risk, distribution risk, expense risk, changes in client behaviour, sales, investment performance, and changes in legal and regulatory environment;
•Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support clients, advisors, employees, products, and services; and
•Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, potential treatments and therapies, the availability of a vaccine and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

I. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Premiums
Gross	6,981	6,160	5,370	18,880	15,400
Ceded	(585)	(639)	(571)	(1,817)	(1,751)
Net premiums	6,396	5,521	4,799	17,063	13,649
Net investment income
Interest and other investment income	1,074	1,403	1,467	3,901	4,330
Fair value(1) and foreign currency changes on assets and liabilities	497	6,623	1,718	5,311	8,498
Net gains (losses) on available-for-sale assets	318	43	47	431	103
Fee income	1,747	1,596	1,585	4,982	4,574
Total revenue	10,032	15,186	9,616	31,688	31,154
Adjusted revenue(2)	9,625	8,564	8,042	26,536	23,091

(1)    Represents the change in FVTPL assets and liabilities.
(2)    Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impacts of Constant Currency Adjustment, FV Adjustment and Reinsurance in Canada's GB Operations Adjustment as described in section M - Non-IFRS Financial Measures in this document.

Revenue increased $416 million or 4% and $534 million or 2% in the third quarter and first nine months of 2020 compared to the same period in 2019, respectively, mainly due to net premium and fee income growth, largely offset by lower increases in the fair value of FVTPL assets. The impacts of foreign exchange translation in the third quarter of 2020 and the first nine months of 2020 increased revenue by $37 million and $353 million, respectively. The third quarter of 2020 also included an AFS gain of $282 million relating to the sale of debt securities and a loss of $342 million as a result of the termination of our fair value derivatives, both of which were related to the repayment of our senior financing obligation.(1)

Adjusted revenue was $9.6 billion in the third quarter of 2020, an increase of $1.6 billion or 20% compared to the same period in 2019, primarily driven by higher net premium revenue in Canada and Asia. Adjusted revenue was $26.5 billion in the first nine months of 2020, an increase of $3.4 billion or 15% compared to the same period in 2019, driven by higher net premium revenue in Canada and Asia.

(1) Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 9 in our Interim Consolidated Financial Statements for the period ended September 30, 2020.
34 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $196.2 billion as at September 30, 2020, compared to $180.2 billion as at December 31, 2019, driven by other business activities of $7.0 billion, an increase of $5.3 billion from the change in value of FVTPL assets, and an increase of $2.1 billion from the impacts of foreign exchange translation.

Insurance contract liabilities before other policy liabilities of $136.0 billion as at September 30, 2020 increased by $12.1 billion compared to December 31, 2019, primarily due to the change in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), balances arising from new policies and the impacts of foreign exchange translation, partially offset by ACMA.

Total shareholders' equity, including preferred share capital, was $24.6 billion as at September 30, 2020, compared to $23.4 billion as at December 31, 2019. The change in shareholders' equity included:
(i)shareholders' net income of $1,730 million in 2020, before preferred share dividends of $70 million;
(ii)an increase of $358 million from the impacts of foreign exchange translation; and
(iii)net unrealized gains on AFS assets in OCI of $287 million; partially offset by
(iv)common share dividend payments of $961 million; and
(v)a decrease of $200 million from the repurchase and cancellation of common shares.

As at October 23, 2020, SLF Inc. had 584,869,360 common shares, 3,304,106 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.
3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q3'20	Q3'19	2020	2019
Net cash and cash equivalents, beginning of period	9,746	6,321	6,685	7,194
Cash flows provided by (used in):
Operating activities	3,155	180	6,093	854
Investing activities	(561)	(212)	(752)	(304)
Financing activities	(2,898)	(163)	(2,778)	(1,460)
Changes due to fluctuations in exchange rates	(49)	35	145	(123)
Increase (decrease) in cash and cash equivalents	(353)	(160)	2,708	(1,033)
Net cash and cash equivalents, end of period	9,393	6,161	9,393	6,161
Short-term securities, end of period	3,042	2,422	3,042	2,422
Net cash, cash equivalents and short-term securities, end of period	12,435	8,583	12,435	8,583

The operating activities of the Company generate cash flows which includes net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the third quarter of 2020 compared to the same period last year was an increased outflow predominantly due to the repayment of our senior financing obligation(1) and the redemption of subordinated debt.

(1) Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section I.1 - Additional Financial Disclosure in this document.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 35

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&A for the relevant periods.

		Quarterly results
($ millions, unless otherwise noted)	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19	Q4'18
Total revenue	10,032	15,186	6,470	8,525	9,616	10,146	11,392	8,180
Common shareholders' net income (loss)
Reported	750	519	391	719	681	595	623	580
Underlying(1)	842	739	770	792	809	739	717	718
Diluted EPS ($)
Reported	1.28	0.88	0.67	1.22	1.15	1.00	1.04	0.96
Underlying(1)	1.44	1.26	1.31	1.34	1.37	1.24	1.20	1.19
Basic reported EPS ($)
Reported	1.28	0.89	0.67	1.22	1.15	1.00	1.04	0.96
Reported net income (loss) by segment
Canada	387	117	(42)	275	223	148	237	96
U.S.	(113)	118	164	131	(186)	94	124	118
Asset Management	251	223	239	228	221	229	219	244
Asia	236	126	100	136	170	134	80	125
Corporate	(11)	(65)	(70)	(51)	253	(10)	(37)	(3)
Total reported net income (loss)	750	519	391	719	681	595	623	580
Underlying net income (loss) by segment(1)
Canada	293	281	256	264	268	243	237	245
U.S.	136	123	161	137	135	110	150	121
Asset Management	294	259	242	281	251	245	227	227
Asia	164	144	155	143	138	147	122	140
Corporate	(45)	(68)	(44)	(33)	17	(6)	(19)	(15)
Total underlying net income (loss)(1)	842	739	770	792	809	739	717	718

(1)    Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Second Quarter 2020
Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS's share-based payments, partially offset by assumption changes and management actions. Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020
Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

Fourth Quarter 2019
Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

36 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter 2019
Reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from ACMA, partially offset by unfavourable market-related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BGO. Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of tax matters from prior years of $78 million - $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Second Quarter 2019
Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market-related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax-related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

First Quarter 2019
Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience and other experience.

Fourth Quarter 2018
Reported net income was $580 million in the fourth quarter of 2018, an increase compared to the same quarter in 2017, reflecting the $251 million charge in 2017 related to the enactment of the U.S. Tax Cuts and Jobs Act, positive impacts from other adjustments and ACMA, partially offset by market-related impacts. Underlying net income in the fourth quarter of 2018 increased to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2019, and in our Interim Consolidated Financial Statements for the period ended September 30, 2020.

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 27, 2020, OSFI announced that, under regulatory capital requirements for insurers, payment deferrals will not cause insured mortgages to be treated as delinquent or in arrears. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On April 9, 2020, OSFI announced continued regulatory flexibility measures including: (1) determining that under LICAT, life insurers granting payment deferrals due to the COVID-19 pandemic will not be subject to increased capital requirements for related mortgages, loans and leases; (2) determining that life, property & casualty and mortgage insurers that approve premium payment deferrals to policyholders will not be subject to increased capital requirements related to those deferred premiums; and (3) introducing a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. On August 31, 2020, OSFI announced that the special capital treatment for loan payments and premium deferrals is no longer warranted and will be phased out as insurers and their clients have adapted to the extraordinary circumstances and unprecedented disruptions related to the pandemic.(1) In the U.S., the National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. For purposes of statutory financial statements for the first and second quarters of 2020 and any risk-based capital ("RBC") calculations prepared by insurers for those quarters, if the insurer chooses (or is government mandated) to grant forbearance in response to the COVID-19 pandemic, such mortgages are not required to be reclassified as impaired and therefore subject to a different RBC charge than was utilized during the December 31, 2019 RBC filing and which may have otherwise required a higher capital charge for such mortgage. In the third quarter of 2020, the National Association of Insurance Commissioners adopted interpretations of statutory accounting principles that extend these concepts to statutory financial statements and RBC calculations for the third quarter of 2020.

(1) For additional information, please refer to section E - Financial Strength in this document.
                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 37

K. Changes in Accounting Policies

We adopted several amended IFRS standards in the current year. The adoption of these amendments had no material impact on our
Consolidated Financial Statements. In addition, new IFRS amendments were issued in the current year and are expected to be adopted by us in 2022 and later. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended September 30, 2020.

In 2017, a new accounting standard on insurance contracts, IFRS 17, was issued, replacing the current accounting standard on insurance contracts (IFRS 4 Insurance Contracts). In June 2020, the International Accounting Standards Board ("IASB") issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023 from the original effective date of January 1, 2021. The IASB also extended the deferral option of IFRS 9 Financial Instruments ("IFRS 9") for insurers to that same date. The introduction of new accounting policies and systems to support IFRS 17, combined with changes to our capital regime, LICAT, creates substantial changes in how our financial management functions work. The project to implement IFRS 17 is a multi-year suite of enterprise-wide actions, technology upgrades, policy and process changes, education and change management initiatives. We continue to assess the financial statements and business implications of IFRS 17.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period, which began on July 1, 2020 and ended on September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

M. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)     market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)     other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.
38 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3'20	Q2'20	Q3'19	2020	2019
Reported net income	750	519	681	1,660	1,899
Market-related impacts
Equity market impacts
Impacts from equity market changes	42	105	2	(156)	84
Basis risk impacts	8	(46)	7	(95)	3
Equity market impacts	50	59	9	(251)	87
Interest rate impacts(1)
Impacts of interest rate changes	18	(123)	(104)	(192)	(325)
Impacts of credit spread movements	(27)	(72)	4	28	(45)
Impacts of swap spread movements	(5)	(10)	10	24	33
Interest rate impacts	(14)	(205)	(90)	(140)	(337)
Impacts of changes in the fair value of investment properties	(37)	(41)	(8)	(90)	(5)
Less: Market-related impacts	(1)	(187)	(89)	(481)	(255)
Less: Assumption changes and management actions	(53)	5	—	(101)	(31)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	5	—	(5)	4	(9)
Fair value adjustments on MFS's share-based payment awards	(32)	(24)	(8)	(46)	(27)
Acquisition, integration and restructuring(2)	(11)	(14)	(26)	(67)	(44)
Less: Total of other adjustments	(38)	(38)	(39)	(109)	(80)
Underlying net income	842	739	809	2,351	2,265
Reported EPS (diluted) ($)	1.28	0.88	1.15	2.83	3.19
Less: Market-related impacts ($)	—	(0.32)	(0.16)	(0.83)	(0.42)
Assumption changes and management actions ($)	(0.09)	0.01	—	(0.17)	(0.05)
Certain hedges in Canada that do not qualify for hedge accounting ($)	0.01	—	(0.01)	0.01	(0.02)
Fair value adjustments on MFS's share-based payment awards ($)	(0.06)	(0.04)	(0.01)	(0.08)	(0.05)
Acquisition, integration and restructuring ($)	(0.02)	(0.03)	(0.04)	(0.12)	(0.07)
Impact of convertible securities on diluted EPS ($)	—	—	—	—	(0.01)
Underlying EPS (diluted) ($)	1.44	1.26	1.37	4.02	3.81

(1)    Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)    Amounts include acquisition costs for the BGO acquisition and the InfraRed acquisition, which includes the unwinding of the discount for the Put option and Deferred payments liability of $11 million in the third quarter of 2020 and in the second quarter of 2020. As a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $28 million in the first quarter of 2020.
2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 39

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam and sales from International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impacts of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impacts of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in Canada’s GB operations ("Reinsurance in Canada’s GB Operations Adjustment").

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Revenue	10,032	15,186	9,616	31,688	31,154
Less: Constant Currency Adjustment	56	165	—	309	—
FV Adjustment	497	6,623	1,718	5,311	8,498
Reinsurance in Canada’s GB Operations Adjustment	(146)	(166)	(144)	(468)	(435)
Adjusted revenue	9,625	8,564	8,042	26,536	23,091

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impacts of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q3'20	Q2'20	Q3'19	2020	2019
Premiums and deposits	58,598	64,294	46,495	188,093	132,551
Less: Constant Currency Adjustment	496	1,920	—	2,944	—
Reinsurance in Canada’s GB Operations Adjustment	(146)	(166)	(144)	(468)	(435)
Adjusted premiums and deposits	58,248	62,540	46,639	185,617	132,986

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impacts of foreign exchange rate translation. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.
Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2020 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' Insurance Contract Liabilities net of Reinsurance Assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after tax). The Interim Consolidated Financial Statement for the period ended September 30, 2020 view is a component of the change in total company liabilities.

40 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation of the differences between the two measures.

	Quarterly Results			Year-to-date
($ millions)	Q3'20	Q2'20	Q1'20	2020	2019
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)(1)	(126)	57	(69)	(138)	3
Less: Participating policyholders(2)	2	49	(4)	47	2
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(128)	8	(65)	(185)	1
Less: Tax	(49)	—	(13)	(62)	(58)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(79)	8	(52)	(123)	59
Add: Management actions (after-tax)(3)(4)	(9)	(3)	—	(12)	19
Other (after-tax)(5)	35	—	(1)	34	(109)
Assumption changes and management actions (after-tax)(4)(6)(7)	(53)	5	(53)	(101)	(31)

(1)    Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2020 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' Insurance contract liabilities net of Reinsurance Assets, excluding changes in other policy liabilities and assets, whereas the amounts shown in the table above are the shareholders' and participating policyholders' income impacts related to the amount shown in Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2020.
(2)    Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)    Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(4)    In the third quarter of 2020, ACMA includes an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter includes a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section I - Additional Financial Disclosure in this document.
(5)    Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(6)    Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(7)    ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.
Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our pending acquisition of a majority stake in Crescent, (iv) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (v) related to our expected tax range for future years, (vi) set out in this document under the heading H - Risk Management - 1 - Market Risk Sensitivities - Interest Rate Sensitivities, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings, C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS      Sun Life Financial Inc. Third Quarter 2020 41

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The following risk factors are related to our acquisition of a majority stake in Crescent that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the impact of the announcement of the transaction on Sun Life and Crescent. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
42 Sun Life Financial Inc. Third Quarter 2020     MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue
Premiums
Gross	$6,981	$5,370	$18,880	$15,400
Less: Ceded	585	571	1,817	1,751
Net premiums	6,396	4,799	17,063	13,649
Net investment income (loss):
Interest and other investment income	1,074	1,467	3,901	4,330
Fair value and foreign currency changes on assets and liabilities (Note 5)	497	1,718	5,311	8,498
Net gains (losses) on available-for-sale assets	318	47	431	103
Net investment income (loss)	1,889	3,232	9,643	12,931
Fee income (Note 10)	1,747	1,585	4,982	4,574
Total revenue	10,032	9,616	31,688	31,154
Benefits and expenses
Gross claims and benefits paid (Note 7)	4,338	4,335	13,534	12,808
Increase (decrease) in insurance contract liabilities (Note 7)	2,592	2,510	10,964	10,418
Decrease (increase) in reinsurance assets (Note 7)	258	208	204	68
Increase (decrease) in investment contract liabilities (Note 7)	16	14	57	56
Reinsurance expenses (recoveries) (Note 8)	(577)	(525)	(1,717)	(1,536)
Commissions	638	590	1,905	1,740
Net transfer to (from) segregated funds (Note 13)	(221)	(162)	(1,529)	(343)
Operating expenses	1,807	1,714	5,311	5,079
Premium taxes	106	101	326	305
Interest expense	86	65	266	237
Total benefits and expenses	9,043	8,850	29,321	28,832
Income (loss) before income taxes	989	766	2,367	2,322
Less: Income tax expense (benefit) (Note 11)	102	10	442	188
Total net income (loss)	887	756	1,925	2,134
Less: Net income (loss) attributable to participating policyholders	117	51	187	163
Net income (loss) attributable to non-controlling interests	(2)	1	8	1
Shareholders' net income (loss)	772	704	1,730	1,970
Less: Preferred shareholders' dividends	22	23	70	71
Common shareholders' net income (loss)	$750	$681	$1,660	$1,899

Average exchange rates during the reporting periods: U.S. dollars	1.33	1.32	1.35	1.33

Earnings (loss) per share (Note 15)
Basic	$1.28	$1.15	$2.84	$3.20
Diluted	$1.28	$1.15	$2.83	$3.19
Dividends per common share	$0.550	$0.525	$1.650	$1.550

The attached notes form part of these Interim Consolidated Financial Statements.
         INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Total net income (loss)	$887	$756	$1,925	$2,134
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(204)	112	358	(427)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	347	76	626	511
Reclassifications to net income (loss)	(256)	(37)	(339)	(72)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(1)	22	8	43
Reclassifications to net income (loss)	7	(16)	(16)	(28)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(3)	1	34	5
Total items that may be reclassified subsequently to income	(110)	158	671	32
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	31	1	1	(99)
Total items that will not be reclassified subsequently to income	31	1	1	(99)
Total other comprehensive income (loss)	(79)	159	672	(67)
Total comprehensive income (loss)	808	915	2,597	2,067
Less: Participating policyholders’ comprehensive income (loss)	115	51	191	161
Non-controlling interests’ comprehensive income (loss)	(2)	1	8	1
Shareholders' comprehensive income (loss)	$695	$863	$2,398	$1,905

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(17)	$—	$(17)	$—
Unrealized gains (losses) on available-for-sale assets	(92)	(18)	(174)	(120)
Reclassifications to net income for available-for-sale assets	58	10	82	26
Unrealized gains (losses) on cash flow hedges	(3)	(4)	4	(12)
Reclassifications to net income for cash flow hedges	2	3	—	7
Total items that may be reclassified subsequently to income	(52)	(9)	(105)	(99)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(11)	2	(2)	39
Total items that will not be reclassified subsequently to income	(11)	2	(2)	39
Total income tax benefit (expense) included in other comprehensive income (loss)	$(63)	$(7)	$(107)	$(60)

The attached notes form part of these Interim Consolidated Financial Statements.
44 Sun Life Financial Inc. Third Quarter 2020 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2020	December 31, 2019
Assets
Cash, cash equivalents and short-term securities (Note 5)	$12,450	$9,575
Debt securities (Note 5)	89,173	81,606
Equity securities (Note 5)	5,835	4,787
Mortgages and loans	50,067	48,222
Derivative assets	2,279	1,548
Other invested assets (Note 5)	5,791	5,357
Policy loans	3,310	3,218
Investment properties (Note 5)	7,406	7,306
Invested assets	176,311	161,619
Other assets	5,771	5,216
Reinsurance assets (Note 7)	3,999	4,024
Deferred tax assets	1,485	1,455
Intangible assets	2,493	2,083
Goodwill	6,176	5,832
Total general fund assets	196,235	180,229
Investments for account of segregated fund holders (Note 13)	116,653	116,973
Total assets	$312,888	$297,202
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$144,170	$131,184
Investment contract liabilities (Note 7)	3,251	3,116
Derivative liabilities	2,407	2,040
Deferred tax liabilities	407	406
Other liabilities (Note 9)	15,573	14,937
Senior debentures	500	500
Subordinated debt	4,035	3,538
Total general fund liabilities	170,343	155,721
Insurance contracts for account of segregated fund holders (Note 13)	110,447	110,269
Investment contracts for account of segregated fund holders (Note 13)	6,206	6,704
Total liabilities	$286,996	$272,694
Equity
Issued share capital and contributed surplus	$10,584	$10,619
Shareholders' retained earnings and accumulated other comprehensive income	13,996	12,779
Total shareholders' equity	24,580	23,398
Participating policyholders' equity	1,282	1,091
Non-controlling interests' equity	30	19
Total equity	$25,892	$24,508
Total liabilities and equity	$312,888	$297,202

Exchange rates at the end of the reporting periods: U.S. dollars	1.33	1.30

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 4, 2020.

Dean A. Connor	Sara Grootwassink Lewis
President and Chief Executive Officer	Director
         INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2020	September 30, 2019
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 12)
Balance, beginning of period	8,289	8,419
Stock options exercised	16	22
Common shares purchased for cancellation	(50)	(158)
Balance, end of period	8,255	8,283
Contributed surplus
Balance, beginning of period	73	73
Share-based payments	3	4
Stock options exercised	(4)	(4)
Balance, end of period	72	73
Retained earnings
Balance, beginning of period, as previously reported	11,318	11,267
Adjustment for change in accounting policy (Note 2)	—	(22)
Balance, beginning of period, after change in accounting policy	11,318	11,245
Net income (loss)	1,730	1,970
Dividends on common shares	(961)	(920)
Dividends on preferred shares	(70)	(71)
Common shares purchased for cancellation (Note 12)	(150)	(434)
Changes attributable to acquisition (Note 3)	—	(875)
Balance, end of period	11,867	10,915
Accumulated other comprehensive income (loss), net of taxes (Note 16)
Balance, beginning of period	1,461	1,690
Total other comprehensive income (loss) for the period	668	(65)
Balance, end of period	2,129	1,625
Total shareholders' equity, end of period	$24,580	$23,153
Participating policyholders:
Balance, beginning of period	$1,091	$864
Net income (loss) (Note 12)	187	163
Total other comprehensive income (loss) for the period (Note 16)	4	(2)
Total participating policyholders' equity, end of period	$1,282	$1,025
Non-controlling interest:
Balance, beginning of period	$19	$—
Changes attributable to acquisition (Note 3)	—	19
Net income (loss)	8	1
Additional contribution	12	—
Distribution to non-controlling interests	(9)	—
Total non-controlling interest, end of period	$30	$20
Total equity	$25,892	$24,198

The attached notes form part of these Interim Consolidated Financial Statements.
46 Sun Life Financial Inc. Third Quarter 2020 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$989	$766	$2,367	$2,322
Adjustments:
Interest expense related to financing activities	51	61	161	189
Increase (decrease) in insurance and investment contract liabilities	2,608	2,524	11,021	10,474
Decrease (increase) in reinsurance assets	258	208	204	68
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(815)	(1,765)	(5,742)	(8,601)
Sales, maturities and repayments of invested assets	15,244	11,637	54,085	42,708
Purchases of invested assets	(15,691)	(13,713)	(56,815)	(46,046)
Income taxes received (paid)	(308)	(88)	(490)	(586)
Mortgage securitization (Note 5)	58	100	224	229
Other operating activities(1)	761	450	1,078	97
Net cash provided by (used in) operating activities	3,155	180	6,093	854
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(44)	(17)	(118)	(69)
Investment in and transactions with joint ventures and associates	(2)	2	7	16
Dividends received from joint ventures and associates	—	14	20	45
Acquisition, net of cash and cash equivalents (Note 3)(2)	(469)	(167)	(469)	(167)
Other investing activities	(46)	(44)	(192)	(129)
Net cash provided by (used in) investing activities	(561)	(212)	(752)	(304)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	6	1	(24)	165
Issuance of subordinated debt, net of issuance costs	—	747	995	747
Repayment of senior financing (Note 9)	(1,982)	—	(2,020)	—
Increase in (repayment of) borrowings from credit facility(1)	—	13	239	13
Redemption of senior debentures and subordinated debt (Note 12)	(500)	(300)	(500)	(550)
Issuance of common shares on exercise of stock options	2	5	12	18
Transactions with non-controlling interest	(1)	—	3	—
Common shares purchased for cancellation (Note 12)	—	(192)	(200)	(592)
Dividends paid on common and preferred shares	(338)	(326)	(1,020)	(976)
Payment of lease liabilities	(33)	(33)	(105)	(93)
Interest expense paid	(52)	(78)	(158)	(192)
Net cash provided by (used in) financing activities	(2,898)	(163)	(2,778)	(1,460)
Changes due to fluctuations in exchange rates	(49)	35	145	(123)
Increase (decrease) in cash and cash equivalents	(353)	(160)	2,708	(1,033)
Net cash and cash equivalents, beginning of period	9,746	6,321	6,685	7,194
Net cash and cash equivalents, end of period	9,393	6,161	9,393	6,161
Short-term securities, end of period	3,042	2,422	3,042	2,422
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$12,435	$8,583	$12,435	$8,583

(1)    Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(2)    Consists of total cash consideration paid of $514, less cash and cash equivalents acquired of $45 for the three and nine months ended September 30, 2020 (total cash consideration paid of $192, less cash and cash equivalents acquired of $25 for the three and nine months ended September 30, 2019).

The attached notes form part of these Interim Consolidated Financial Statements.

         INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 47

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company".

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board ("IASB"). We have used accounting policies which are consistent with our accounting policies in our 2019 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2019 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS").
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For additional information, please refer to Note 1 of our 2019 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2020
We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting ("Conceptual Framework"), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations ("IFRS 3"). The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9 Financial Instruments ("IFRS 9"),     IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7"). The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

We adopted the following amendment on June 1, 2020:

In May 2020, the IASB issued COVID-19-Related Rent Concessions, which is an amendment to IFRS 16 Leases ("IFRS 16"). The amendment provides lessees with a practical expedient to not account for COVID-19-related rent concessions as lease modifications. The amendment does not affect lessors. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements. The amendment was applied retrospectively.

48 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Amended International Financial Reporting Standards to be Adopted in 2021 or Later
We are currently assessing the impact the adoption these amendments will have on our Consolidated Financial Statements:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 Insurance Contracts ("IFRS 4") and IFRS 16. The amendments will supersede the phase 1 amendments issued in 2019. They address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments apply to business combinations for which the acquisition date is on or after January 1, 2022.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2017, the IASB issued IFRS 17 Insurance Contracts ("IFRS 17"), which will replace IFRS 4. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023 from the original effective date of January 1, 2021. The deferral option of IFRS 9 for insurers was also extended to that same date. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations.

3. Acquisition
InfraRed Capital Partners
On July 1, 2020, we acquired 80% of InfraRed Capital Partners ("InfraRed"), a UK-based global infrastructure and real estate investment manager, as well as the ability to acquire the remaining interest in the future. InfraRed is reported in the SLC Management business unit within our Asset Management business segment. Consideration included approximately $514 in cash and $29 of contingent consideration to the former owners of InfraRed. InfraRed's infrastructure platform focuses on value-add investing in both greenfield and brownfield assets worldwide across social, transportation, and renewable energy sectors; while InfraRed's real estate platform is a combination of European and Asian value-add strategies. This acquisition provided SLC Management with capabilities in infrastructure equity, a fit with SLC Management’s mission to provide a broad spectrum of solutions built on alternative asset classes and liability-driven investing strategies.

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2020
Intangible assets	$368
Net assets	97
Deferred tax liabilities	(69)
Total identifiable net assets at fair value	396
Financial liability	(135)
Goodwill arising on acquisition	282
Total consideration(1)	$543

(1)    Amount includes $29 of contingent consideration.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

The minority interest of 20% will be recognized as a financial liability at fair value, due to a contractual obligation to distribute profits based on the terms of the agreement. Any changes to the carrying value of the financial liability will be recognized in the Consolidated Statements of Operations. As part of the transaction, InfraRed minority shareholders have the option to require us to purchase their shares in 2024. We have a call option to acquire the remaining outstanding shares in InfraRed commencing in 2025.

         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 49

4. Segmented Information
We have five reportable business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom ("UK") business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm's-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. Effective January 1, 2020, SLC Management is collecting fee income and is incurring the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

50 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended September 30, 2020 and September 30, 2019 are as follows:

	Canada	U.S.	Asset Management(1)	Asia	Corporate	Consolidation adjustments(1)	Total
2020
Gross premiums:
Annuities	$1,557	$—	$—	$26	$7	$—	$1,590
Life insurance	1,255	373	—	1,148	18	—	2,794
Health insurance	1,443	1,141	—	7	6	—	2,597
Total gross premiums	4,255	1,514	—	1,181	31	—	6,981
Less: Ceded premiums	361	168	—	52	4	—	585
Net investment income (loss)	1,109	346	(13)	408	50	(11)	1,889
Fee income	343	19	1,284	146	22	(67)	1,747
Total revenue	5,346	1,711	1,271	1,683	99	(78)	10,032
Less:
Total benefits and expenses	4,865	1,869	937	1,360	90	(78)	9,043
Income tax expense (benefit)	57	(45)	85	7	(2)	—	102
Total net income (loss)	$424	$(113)	$249	$316	$11	$—	$887
Less:
Net income (loss) attributable to participating policyholders	37	—	—	80	—	—	117
Net income (loss) attributable to non-controlling interests	—	—	(2)	—	—	—	(2)
Shareholders' net income (loss)	$387	$(113)	$251	$236	$11	$—	$772
2019
Gross premiums:
Annuities	$584	$—	$—	$—	$5	$—	$589
Life insurance	1,203	389	—	693	23	—	2,308
Health insurance	1,403	1,059	—	7	4	—	2,473
Total gross premiums	3,190	1,448	—	700	32	—	5,370
Less: Ceded premiums	357	155	—	54	5	—	571
Net investment income (loss)	1,171	898	20	688	454	1	3,232
Fee income	328	21	1,139	134	29	(66)	1,585
Total revenue	4,332	2,212	1,159	1,468	510	(65)	9,616
Less:
Total benefits and expenses	4,088	2,446	864	1,270	263	(81)	8,850
Income tax expense (benefit)	(15)	(48)	73	13	(13)	—	10
Total net income (loss)	$259	$(186)	$222	$185	$260	$16	$756
Less:
Net income (loss) attributable to participating policyholders	36	—	—	15	—	—	51
Net income (loss) attributable to non-controlling interests	—	—	1	—	—	—	1
Shareholders' net income (loss)	$223	$(186)	$221	$170	$260	$16	$704
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 51

Results by segment for the nine months ended September 30, 2020 and September 30, 2019 are as follows:

	Canada	U.S.	Asset Management(1)	Asia	Corporate	Consolidation adjustments(1)	Total
2020
Gross premiums:
Annuities	$2,517	$—	$—	$91	$13	$—	$2,621
Life insurance	3,838	1,173	—	3,123	62	—	8,196
Health insurance	4,557	3,461	—	29	16	—	8,063
Total gross premiums	10,912	4,634	—	3,243	91	—	18,880
Less: Ceded premiums	1,137	514	—	154	12	—	1,817
Net investment income (loss)	5,189	2,169	5	1,788	524	(32)	9,643
Fee income	990	60	3,645	416	76	(205)	4,982
Total revenue	15,954	6,349	3,650	5,293	679	(237)	31,688
Less:
Total benefits and expenses	15,286	6,147	2,688	4,744	693	(237)	29,321
Income tax expense (benefit)	76	33	241	30	62	—	442
Total net income (loss)	$592	$169	$721	$519	$(76)	$—	$1,925
Less:
Net income (loss) attributable to participating policyholders	130	—	—	57	—	—	187
Net income (loss) attributable to non-controlling interests	—	—	8	—	—	—	8
Shareholders' net income (loss)	$462	$169	$713	$462	$(76)	$—	$1,730
2019
Gross premiums:
Annuities	$1,371	$1	$—	$—	$18	$—	$1,390
Life insurance	3,728	1,197	—	1,599	68	—	6,592
Health insurance	4,220	3,161	—	25	12	—	7,418
Total gross premiums	9,319	4,359	—	1,624	98	—	15,400
Less: Ceded premiums	1,100	480	—	156	15	—	1,751
Net investment income (loss)	6,510	2,722	67	2,557	1,072	3	12,931
Fee income	959	65	3,272	393	86	(201)	4,574
Total revenue	15,688	6,666	3,339	4,418	1,241	(198)	31,154
Less:
Total benefits and expenses	14,971	6,644	2,476	3,971	1,014	(244)	28,832
Income tax expense (benefit)	(35)	(5)	193	39	(4)	—	188
Total net income (loss)	$752	$27	$670	$408	$231	$46	$2,134
Less:
Net income (loss) attributable to participating policyholders	144	(5)	—	24	—	—	163
Net income (loss) attributable to non-controlling interests	—	—	1	—	—	—	1
Shareholders' net income (loss)	$608	$32	$669	$384	$231	$46	$1,970

(1)    Reflects a change in presentation for our Asset Management segment effective January 1, 2020. We have updated the prior period to reflect this change in presentation.
52 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income
5.A Asset Classification
The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2020
Debt securities	$78,017	$11,156	$—	$89,173
Equity securities	$5,577	$258	$—	$5,835
Other invested assets	$3,185	$981	$1,625	$5,791
December 31, 2019
Debt securities	$67,894	$13,712	$—	$81,606
Equity securities	$4,474	$313	$—	$4,787
Other invested assets	$3,016	$813	$1,528	$5,357

(1)    Other consists primarily of investments accounted for using the equity method of accounting.
5.B Fair Value and Foreign Currency Changes on Assets and Liabilities
The fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended			For the nine months ended
September 30, 2020		September 30, 2019	September 30, 2020	September 30, 2019
Fair value change:
Cash, cash equivalents and short-term securities	$(2)	$1	$(3)	$(2)
Debt securities	37	1,726	4,633	6,764
Equity securities	106	48	(145)	555
Derivative investments	311	(117)	745	1,236
Other invested assets	60	24	(109)	71
Total change in fair value through profit or loss assets and liabilities	512	1,682	5,121	8,624
Fair value changes on investment properties	14	59	(47)	256
Foreign exchange gains (losses)(1)	(29)	(23)	237	(382)
Fair value and foreign currency changes on assets and liabilities	$497	$1,718	$5,311	$8,498

(1) Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.
5.C Impairment of Available-for-Sale Assets
We recognized net impairment losses on available-for-sale assets of $nil and $1 for the three and nine months ended September 30, 2020, respectively ($2 and $36 for the three and nine months ended September 30, 2019, respectively).
5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2020	December 31, 2019	September 30, 2019
Cash	$2,474	$1,656	$1,684
Cash equivalents	6,934	5,059	4,541
Short-term securities	3,042	2,860	2,422
Cash, cash equivalents and short-term securities	12,450	9,575	8,647
Less: Bank overdraft, recorded in Other liabilities	15	30	64
Net cash, cash equivalents and short-term securities	$12,435	$9,545	$8,583
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 53

5.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2019 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2020 are $1,804 and $1,895, respectively ($1,587 and $1,592, respectively, as at December 31, 2019). The carrying value and fair value of the associated liabilities as at September 30, 2020 are $1,939 and $2,069, respectively ($1,715 and $1,734, respectively, as at December 31, 2019). The carrying value of asset-backed securities in the principal reinvestment account ("PRA") as at September 30, 2020 and December 31, 2019 are $148 and $124, respectively. There are $1 and $nil cash and cash equivalents in the PRA as at September 30, 2020 and December 31, 2019 respectively.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2019 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2020 and December 31, 2019.
5.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2019 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$11,083	$1,367	$—	$12,450	$9,044	$531	$—	$9,575
Debt securities - fair value through profit or loss	1,346	76,461	210	78,017	1,641	66,005	248	67,894
Debt securities - available-for-sale	698	10,402	56	11,156	1,363	12,299	50	13,712
Equity securities - fair value through profit or loss	3,141	2,254	182	5,577	1,868	2,418	188	4,474
Equity securities - available-for-sale	139	83	36	258	152	126	35	313
Derivative assets	26	2,253	—	2,279	20	1,528	—	1,548
Other invested assets	1,097	429	2,640	4,166	1,000	384	2,445	3,829
Investment properties	—	—	7,406	7,406	—	—	7,306	7,306
Total invested assets	$17,530	$93,249	$10,530	$121,309	$15,088	$83,291	$10,272	$108,651
Investments for account of segregated fund holders	24,686	91,416	551	116,653	26,380	90,044	549	116,973
Total assets measured at fair value	$42,216	$184,665	$11,081	$237,962	$41,468	$173,335	$10,821	$225,624
Liabilities
Investment contract liabilities	$—	$—	$2	$2	$—	$—	$2	$2
Derivative liabilities	29	2,378	—	2,407	14	2,026	—	2,040
Other liabilities (1)	—	—	1,172	1,172	—	—	956	956
Total liabilities measured at fair value	$29	$2,378	$1,174	$3,581	$14	$2,026	$958	$2,998

Debt securities - fair value through profit or loss consist of the following:

As at	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$4,871	$14	$4,885	$—	$3,875	$15	$3,890
Canadian provincial and municipal government	—	16,883	—	16,883	—	13,811	15	13,826
U.S. government and agency	1,346	147	—	1,493	1,641	106	1	1,748
Other foreign government	—	5,415	7	5,422	—	5,172	9	5,181
Corporate	—	42,356	168	42,524	—	37,508	173	37,681
Asset-backed securities:
Commercial mortgage-backed securities	—	2,218	6	2,224	—	1,753	6	1,759
Residential mortgage-backed securities	—	2,595	—	2,595	—	2,176	—	2,176
Collateralized debt obligations	—	301	—	301	—	157	—	157
Other	—	1,675	15	1,690	—	1,447	29	1,476
Total debt securities - fair value through profit or loss	$1,346	$76,461	$210	$78,017	$1,641	$66,005	$248	$67,894

(1)    Comprises financial liabilities related to acquisitions, including put option liabilities.
54 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities - available-for-sale consist of the following:

As at	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$1,958	$—	$1,958	$—	$2,556	$—	$2,556
Canadian provincial and municipal government	—	1,275	—	1,275	—	1,139	—	1,139
U.S. government and agency	698	1	—	699	1,363	—	—	1,363
Other foreign government	—	853	1	854	—	735	1	736
Corporate	—	4,195	49	4,244	—	5,039	45	5,084
Asset-backed securities:
Commercial mortgage-backed securities	—	771	2	773	—	777	—	777
Residential mortgage-backed securities	—	309	—	309	—	362	—	362
Collateralized debt obligations	—	550	—	550	—	730	—	730
Other	—	490	4	494	—	961	4	965
Total debt securities - available-for-sale	$698	$10,402	$56	$11,156	$1,363	$12,299	$50	$13,712

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2020 and September 30, 2019.

The following tables provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities - fair value through profit or loss	Debt securities - available-for-sale	Equity securities - fair value through profit or loss	Equity securities - available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities (6)(7)
September 30, 2020
Beginning balance	$211	$54	$188	$69	$2,565	$7,404	$10,491	$524	$11,015	$1,015
Acquisitions	—	—	—	—	—	—	—	—	—	164
Included in net income(1)(2)(3)	4	—	(6)	—	43	3	44	9	53	—
Included in OCI(2)	—	—	—	—	(6)	—	(6)	—	(6)	—
Purchases	14	—	4	—	104	53	175	11	186	—
Sales / Payments	—	—	(2)	(33)	(49)	(31)	(115)	(1)	(116)	—
Settlements	(1)	—	—	—	—	—	(1)	(1)	(2)	—
Transfers into Level 3(4)	3	2	—	—	—	—	5	—	5	—
Transfers (out) of Level 3(4)	(21)	—	—	—	—	—	(21)	—	(21)	—
Foreign currency translation(5)	—	—	(2)	—	(17)	(23)	(42)	9	(33)	(7)
Ending balance	$210	$56	$182	$36	$2,640	$7,406	$10,530	$551	$11,081	$1,172
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$—	$(6)	$—	$42	$24	$59	$12	$71	$—
September 30, 2019
Beginning balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812	$—
Acquisitions	—	—	—	—	13	—	13	—	13	951
Included in net income(1)(2)(3)	2	—	(2)	—	10	44	54	27	81	11
Included in OCI(2)	—	—	—	(1)	(5)	—	(6)	—	(6)	—
Purchases	25	4	—	—	175	66	270	28	298	—
Sales / Payments	—	—	(3)	—	(29)	(16)	(48)	(19)	(67)	—
Settlements	(1)	—	—	—	—	—	(1)	(1)	(2)	—
Transfers into Level 3(4)	10	—	—	—	—	—	10	—	10	—
Transfers (out) of Level 3(4)	(33)	(13)	—	—	—	—	(46)	—	(46)	—
Foreign currency translation(5)	—	—	1	1	6	12	20	(8)	12	4
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$966
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$—	$(3)	$—	$10	$46	$54	$22	$76	$—
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 55

For the nine months ended	Debt securities - fair value through profit or loss	Debt securities - available-for-sale	Equity securities - fair value through profit or loss	Equity securities - available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities (6)(7)
September 30, 2020
Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821	$956
Acquisitions	—	—	—	—	—	—	—	—	—	164
Included in net income(1)(2)(3)	10	—	(1)	—	(82)	(99)	(172)	(23)	(195)	36
Included in OCI(2)	—	3	—	—	(8)	—	(5)	—	(5)	—
Purchases	35	—	10	33	418	288	784	28	812	—
Sales / Payments	(10)	—	(2)	(33)	(147)	(127)	(319)	(12)	(331)	—
Settlements	(3)	—	(15)	—	—	—	(18)	(1)	(19)	—
Transfers into Level 3(4)	3	2	—	—	—	—	5	—	5	—
Transfers (out) of Level 3(4)	(80)	(1)	—	—	—	—	(81)	—	(81)	—
Foreign currency translation(5)	7	2	2	1	14	38	64	10	74	16
Ending balance	$210	$56	$182	$36	$2,640	$7,406	$10,530	$551	$11,081	$1,172
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$3	$—	$(1)	$—	$(82)	$(73)	$(153)	$(22)	$(175)	$—
September 30, 2019
Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648	$—
Acquisitions	—	—	—	—	13	—	13	—	13	951
Included in net income(1)(2)(3)	11	—	(3)	(22)	(51)	199	134	49	183	11
Included in OCI(2)	—	4	—	1	4	—	9	—	9	—
Purchases	70	31	4	22	366	520	1,013	145	1,158	—
Sales / Payments	(11)	—	(8)	—	(90)	(487)	(596)	(37)	(633)	—
Settlements	(4)	—	—	—	—	—	(4)	(1)	(5)	—
Transfers into Level 3(4)	10	—	—	—	—	—	10	—	10	—
Transfers (out) of Level 3(4)	(135)	(27)	(4)	—	—	—	(166)	—	(166)	—
Foreign currency translation(5)	(5)	(1)	(3)	(2)	(18)	(54)	(83)	(29)	(112)	4
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$966
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$7	$—	$(3)	$—	$(51)	$220	$173	$30	$203	$—

(1)    Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)    Total gains and losses in net income (loss) and other comprehensive income ("OCI") are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $14 and $(47) for the three and nine months ended September 30, 2020, respectively ($59 and $256 for the three and nine months ended September 30, 2019, respectively), net of amortization of leasing commissions and tenant inducements of $11 and $52 for the three and nine months ended September 30, 2020, respectively ($15 and $57 for the three and nine months ended September 30, 2019, respectively). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2019 Annual Consolidated Financial Statements. As at September 30, 2020, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(6)    Prior period amounts have been amended to reflect a change in classification.
(7)    Comprises financial liabilities related to acquisitions, including put option liabilities.
56 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Financial Instruments and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2019 Annual Consolidated Financial Statements.

Our financial instruments market risk sensitivities are included in our Management's Discussion and Analysis ("MD&A") as at September 30, 2020 and December 31, 2019. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

We use reinsurance to limit losses, minimize exposure to significant risks, and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Our single life or joint-first-to-die basis retention limit is $40 ($40 in 2019) in Canada and US$40 (US$40 in 2019) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($50 in 2019) in Canada and US$50 (US$50 in 2019) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

7. Insurance Contract Liabilities and Investment Contract Liabilities
7.A Insurance Contract Liabilities
7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended			For the three months ended
	September 30, 2020			September 30, 2019
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$134,279	$3,593	$130,686	$120,696	$3,655	$117,041
Change in balances on in-force policies(1)	813	(64)	877	2,303	137	2,166
Balances arising from new policies (1)	1,859	12	1,847	619	31	588
Method and assumption changes	(80)	(206)	126	(412)	(376)	(36)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,592	(258)	2,850	2,510	(208)	2,718
Foreign exchange rate movements	(824)	(65)	(759)	354	35	319
Balances before Other policy liabilities and assets	136,047	3,270	132,777	123,560	3,482	120,078
Other policy liabilities and assets	8,123	729	7,394	7,310	577	6,733
Total Insurance contract liabilities and Reinsurance assets, end of period	$144,170	$3,999	$140,171	$130,870	$4,059	$126,811
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 57

	For the nine months ended			For the nine months ended
	September 30, 2020			September 30, 2019
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$123,894	$3,395	$120,499	$114,902	$3,653	$111,249
Change in balances on in-force policies(1)	7,678	(61)	7,739	9,596	207	9,389
Balances arising from new policies(1)	3,353	62	3,291	1,201	101	1,100
Method and assumption changes	(67)	(205)	138	(379)	(376)	(3)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	10,964	(204)	11,168	10,418	(68)	10,486
Foreign exchange rate movements	1,189	79	1,110	(1,760)	(103)	(1,657)
Balances before Other policy liabilities and assets	136,047	3,270	132,777	123,560	3,482	120,078
Other policy liabilities and assets	8,123	729	7,394	7,310	577	6,733
Total Insurance contract liabilities and Reinsurance assets, end of period	$144,170	$3,999	$140,171	$130,870	$4,059	$126,811

(1)    Comparative figures in 2019 have been amended to conform to the current year’s methodology.

7.A.ii Impact of Method and Assumption Changes
Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

	For the three months ended	For the nine months ended
	September 30, 2020	September 30, 2020	Description
Mortality / Morbidity	$108	$108	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.
Lapse and other policyholder behaviour	207	207	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.
Expense	(15)	(16)	Updates to reflect expense experience in all jurisdictions.
Investment returns	(82)	(13)	Updates to various investment-related assumptions across the Company.
Model enhancements and other	(92)	(148)	Various enhancements and methodology changes across all jurisdictions.
Total impact	$126	$138

	For the three months ended	For the nine months ended
	September 30, 2019	September 30, 2019	Description
Mortality / Morbidity	$(347)	$(347)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services in Canada.
Lapse and other policyholder behaviour	99	103	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was an unfavourable lapse update in International in Asia.
Expense	5	5	Updates to reflect expense experience in all jurisdictions.
Investment returns	1	6	Updates to various investment-related assumptions across the Company, partially offset by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	206	230	Various enhancements and methodology changes across all jurisdictions. The largest item was an unfavourable strengthening of reinsurance provisions in In-force Management in the U.S., partially offset by a favourable change to participating accounts in the UK in Corporate and the Philippines in Asia.
Total impact	$(36)	$(3)
58 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.B Investment Contract Liabilities
7.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features ("DPF") are as follows:

	For the three months ended		For the three months ended
	September 30, 2020		September 30, 2019
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,663	$2	$2,634
Deposits	—	175	—	74
Interest	—	13	—	15
Withdrawals	—	(134)	—	(118)
Fees	—	(1)	—	(1)
Other	—	4	—	5
Foreign exchange rate movements	—	1	—	(1)
Balances, end of period	$2	$2,721	$2	$2,608

	For the nine months ended		For the nine months ended
	September 30, 2020		September 30, 2019
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,612	$3	$2,646
Deposits	—	389	—	255
Interest	—	44	—	43
Withdrawals	—	(332)	—	(347)
Fees	—	(5)	—	(4)
Other	—	12	—	15
Foreign exchange rate movements	—	1	(1)	—
Balances, end of period	$2	$2,721	$2	$2,608

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Balances, beginning of period	$533	$509	$502	$515
Change in liabilities on in-force policies	3	(1)	13	13
Increase (decrease) in liabilities	3	(1)	13	13
Foreign exchange rate movements	(8)	3	13	(17)
Balances, end of period	$528	$511	$528	$511

7.C Gross Claims and Benefits Paid
Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Maturities and surrenders	$659	$661	$2,132	$2,088
Annuity payments	500	476	1,482	1,430
Death and disability benefits	1,147	1,005	3,418	3,120
Health benefits	1,679	1,950	5,110	5,414
Policyholder dividends and interest on claims and deposits	353	243	1,392	756
Total gross claims and benefits paid	$4,338	$4,335	$13,534	$12,808
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 59

8. Reinsurance (Expenses) Recoveries
Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Recovered claims and benefits	$538	$483	$1,584	$1,416
Commissions	17	17	51	50
Reserve adjustments	3	5	23	10
Operating expenses and other	19	20	59	60
Total reinsurance (expenses) recoveries	$577	$525	$1,717	$1,536

9. Other Liabilities
Other liabilities increased by $636 from December 31, 2019, due to increases in Accounts payable of $1,666, Repurchase agreements of $346, Secured borrowings from mortgage securitization of $224, and financial liabilities (including Put option liability) of $216, largely offset by the decrease from the repayment of Senior Financing described below.

As at September 30, 2020, we repaid the $2,020 (US$1,515) variable principal floating rate certificates (the "Certificates") to a financial institution (the "Lender"), which were issued by a structured entity consolidated by us. Pursuant to the letter of understanding with the Lender, the Certificates have been repaid and all additional agreements have been terminated. The repayment was funded from sale of bonds, existing cash and other liquid assets, resulting in Net gains (losses) on available-for-sale assets of $282. As part of this transaction, we also unwound the fair value hedges related to the structure, which resulted in a loss of $342 in Interest and other investment income.

The following table presents the fair values of derivative assets and liabilities for fair value hedges:

As at	September 30, 2020			December 31, 2019
	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
Fair value hedges	$67	$1	$—	$616	$—	$(208)

10. Fee Income
Fee income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Fee income from insurance contracts	$253	$255	$755	$737
Fee income from service contracts:
Distribution fees	218	210	634	609
Fund management and other asset-based fees	1,077	942	3,030	2,666
Administrative service and other fees	199	178	563	562
Total fee income	$1,747	$1,585	$4,982	$4,574

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

60 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Income Taxes
Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
		%		%		%		%
Total net income (loss)	$887		$756		$1,925		$2,134
Add: Income tax expense (benefit)	102		10		442		188
Total net income (loss) before income taxes	$989		$766		$2,367		$2,322
Taxes at the combined Canadian federal and provincial statutory income tax rate	$262	26.5	$203	26.5	$627	26.5	$615	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(84)	(8.5)	(90)	(11.7)	(163)	(6.9)	(146)	(6.3)
Tax exempt investment (income) loss	(76)	(7.7)	(32)	(4.2)	(90)	(3.8)	(178)	(7.7)
Adjustments in respect of prior periods, including resolution of tax disputes	(7)	(0.7)	(74)	(9.7)	46	2.0	(91)	(3.9)
Tax (benefit) cost of unrecognized tax losses and tax credits	2	0.2	—	—	10	0.4	6	0.3
Tax rate and other legislative changes	—	—	—	—	(5)	(0.2)	2	0.1
Other	5	0.5	3	0.4	17	0.7	(20)	(0.9)
Total tax expense (benefit) and effective income tax rate	$102	10.3	$10	1.3	$442	18.7	$188	8.1

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include but are not limited to dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended September 30, 2020 relates mainly to the finalization of the prior year's U.S. tax filings, and for the nine months ended September 30, 2020, includes the finalization of the prior year’s Canadian tax filings. For the three months ended September 30, 2019, the adjustments related primarily to the resolution of tax matters in Canada, and the finalization of the prior years’ Canadian and U.S. tax filings, and for the nine months ended September 30, 2019 also includes the resolution of tax audits in MFS and amendments to the prior years' U.S. tax filings.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

For the three and nine months ended September 30, 2020, and for the three months ended September 30, 2019, Other primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. For the nine months ended September 30, 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 61

12. Capital Management
12.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2019 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at
September 30, 2020, SLF Inc.'s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions ("OSFI"). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2020, Sun Life Assurance's LICAT ratio exceeded OSFI's minimum regulatory target, as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2020. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at
September 30, 2020.

Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity, participating policyholders' equity, and certain other capital securities that qualify as regulatory capital.
12.B Significant Capital Transactions
12.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the nine months ended
	September 30, 2020		September 30, 2019
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	587.8	$8,289	598.5	$8,419
Stock options exercised	0.5	16	0.6	22
Common shares purchased for cancellation	(3.5)	(50)	(11.5)	(158)
Balance, end of period	584.8	$8,255	587.6	$8,283

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. ("common shares") between August 14, 2019 and August 13, 2020 (the "2019 NCIB") and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker was able to purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods.

Pursuant to the 2019 NCIB, common shares purchased for cancellation were able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

For the nine months ended September 30, 2020, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200 under the 2019 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. As such, SLF Inc. has not purchased and cancelled common shares since that date nor renewed the 2019 NCIB.

12.B.ii Other Capital Transactions
On September 25, 2020, SLF Inc. redeemed all of its outstanding $500 principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures.
62 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Segregated Funds
13.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2020	December 31, 2019
Segregated and mutual fund units	$103,894	$102,071
Equity securities	8,340	10,565
Debt securities	3,852	3,825
Cash, cash equivalents and short-term securities	690	589
Investment properties	383	403
Mortgages	20	21
Other assets	107	146
Total assets	$117,286	$117,620
Less: Liabilities arising from investing activities	633	647
Total investments for account of segregated fund holders	$116,653	$116,973

13.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders
Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Balances, beginning of period	$106,776	$105,168	$6,168	$6,516
Additions to segregated funds:
Deposits	2,603	2,486	20	19
Net transfer (to) from general funds	(221)	(162)	—	—
Net realized and unrealized gains (losses)	3,299	1,231	38	100
Other investment income	618	656	30	33
Total additions	$6,299	$4,211	$88	$152
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,287	2,526	143	141
Management fees	271	272	13	14
Taxes and other expenses	98	91	2	3
Foreign exchange rate movements	(28)	86	(108)	108
Total deductions	$2,628	$2,975	$50	$266
Net additions (deductions)	3,671	1,236	38	(114)
Balances, end of period	$110,447	$106,404	$6,206	$6,402
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 63

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Balances, beginning of period	$110,269	$96,663	$6,704	$6,399
Additions to segregated funds:
Deposits	8,332	8,379	60	62
Net transfers (to) from general funds	(1,529)	(343)	—	—
Net realized and unrealized gains (losses)	371	10,859	(271)	728
Other investment income	1,168	1,219	109	116
Total additions	$8,342	$20,114	$(102)	$906
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	7,339	8,845	374	453
Management fees	792	777	39	40
Taxes and other expenses	276	278	1	12
Foreign exchange rate movements	(243)	473	(18)	398
Total deductions	$8,164	$10,373	$396	$903
Net additions (deductions)	178	9,741	(498)	3
Balances, end of period	$110,447	$106,404	$6,206	$6,402

14. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2020
Revenue	$64	$8,160	$2,207	$(399)	$10,032
Shareholders' net income (loss)	$772	$508	$227	$(735)	$772

September 30, 2019
Revenue	$53	$7,707	$2,387	$(531)	$9,616
Shareholders' net income (loss)	$704	$577	$104	$(681)	$704

For the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2020
Revenue	$177	$26,105	$7,053	$(1,647)	$31,688
Shareholders' net income (loss)	$1,730	$858	$794	$(1,652)	$1,730

September 30, 2019
Revenue	$160	$26,978	$5,718	$(1,702)	$31,154
Shareholders' net income (loss)	$1,970	$1,347	$560	$(1,907)	$1,970
64 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2020
Invested assets	$25,316	$171,884	$9,624	$(30,513)	$176,311
Total other general fund assets	$8,485	$25,555	$21,019	$(35,135)	$19,924
Investments for account of segregated fund holders	$—	$116,594	$59	$—	$116,653
Insurance contract liabilities	$—	$144,349	$10,966	$(11,145)	$144,170
Investment contract liabilities	$—	$3,251	$—	$—	$3,251
Total other general fund liabilities	$9,221	$28,181	$13,358	$(27,838)	$22,922

December 31, 2019
Invested assets	$23,639	$152,512	$8,552	$(23,084)	$161,619
Total other general fund assets	$4,135	$24,000	$11,955	$(21,480)	$18,610
Investments for account of segregated fund holders	$—	$116,918	$55	$—	$116,973
Insurance contract liabilities	$—	$131,428	$9,644	$(9,888)	$131,184
Investment contract liabilities	$—	$3,116	$—	$—	$3,116
Total other general fund liabilities	$4,376	$23,780	$8,053	$(14,788)	$21,421

15. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Common shareholders' net income (loss) for basic earnings per share	$750	$681	$1,660	$1,899
Add: Increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders' net income (loss) on a diluted basis	$753	$684	$1,668	$1,907
Weighted average number of common shares outstanding for basic earnings per share (in millions)	585	590	585	593
Add: Dilutive impact of stock options(2) (in millions)	—	1	—	1
Dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	589	595	589	598
Basic earnings (loss) per share	$1.28	$1.15	$2.84	$3.20
Diluted earnings (loss) per share	$1.28	$1.15	$2.83	$3.19

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities ("SLEECS") – Series B issued by Sun Life Capital Trust.
(2)    Excludes the impact of 1 million stock options for both the three and nine months ended September 30, 2020 because these stock options were anti-dilutive for the periods (1 million for both the three and nine months ended September 30, 2019).
         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 65

16. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended				For the three months ended
September 30, 2020				September 30, 2019
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,921	$(204)	$1,717	$1,384	$112	$1,496
Unrealized gains (losses) on available-for-sale assets	509	91	600	344	39	383
Unrealized gains (losses) on cash flow hedges	(21)	6	(15)	(12)	6	(6)
Share of other comprehensive income (loss) in joint ventures and associates	4	(3)	1	(20)	1	(19)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(335)	31	(304)	(363)	1	(362)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$2,223	$(79)	$2,144	$1,478	$159	$1,637
Total attributable to:
Participating policyholders	$17	$(2)	$15	$12	$—	$12
Shareholders	2,206	(77)	2,129	1,466	159	1,625
Total	$2,223	$(79)	$2,144	$1,478	$159	$1,637

For the nine months ended				For the nine months ended
September 30, 2020				September 30, 2019
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,359	$358	$1,717	$1,923	$(427)	$1,496
Unrealized gains (losses) on available-for-sale assets	313	287	600	(56)	439	383
Unrealized gains (losses) on cash flow hedges	(7)	(8)	(15)	(21)	15	(6)
Share of other comprehensive income (loss) in joint ventures and associates	(33)	34	1	(24)	5	(19)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(305)	1	(304)	(263)	(99)	(362)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$1,472	$672	$2,144	$1,704	$(67)	1,637
Total attributable to:
Participating policyholders	$11	$4	$15	$14	$(2)	$12
Shareholders	1,461	668	2,129	1,690	(65)	1,625
Total	$1,472	$672	$2,144	$1,704	$(67)	$1,637
66 Sun Life Financial Inc. Third Quarter 2020 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

17. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice will be made to class members once the plaintiffs' litigation plan is finalized. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

18. Subsequent Events
On October 1, 2020, SLF Inc. issued $750 principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness, and other strategic investments.
On October 21, 2020, we entered into an agreement with Crescent Capital Group LP ("Crescent"), a U.S. based global alternative credit investment manager, to purchase 51% of the entity, as well as the ability to acquire the remaining interest in the future. Crescent will form part of our Asset Management business segment. Consideration will include approximately $370 in cash and a contingent consideration based on the achievement of certain milestones. The transaction is expected to close in late 2020, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

         CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2020 67

Corporate and Shareholder Information

For information about Sun Life, corporate	United States			Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust			Common shareholders residing in Canada
sunlife.com.	Company, LLC			or the U.S. may have their dividend
	6201 15th Ave.			payments deposited directly into their
Corporate office	Brooklyn, NY 11219			bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@astfinancial.com			The Request for Electronic Payment of
Toronto, Ontario				Dividends Form is available for
Canada M5J 0B6	United Kingdom			downloading from the AST Trust
Tel: 416-979-9966	Link Asset Services			Company (Canada) website,
Website: www.sunlife.com	34 Beckenham Road			www.astfinancial.com/ca-en, or you can
	Beckenham, Kent			contact AST Trust Company (Canada) to
Investor Relations	United Kingdom BR3 4TU			have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email: enquiries@linkgroup.co.uk			Canadian dividend reinvestment
information, please contact:				and share purchase plan
Investor Relations	Philippines			Canadian-resident common shareholders
Fax: 416-979-4080	Rizal Commercial Banking Corporation			can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	(RCBC)			and Share Purchase Plan. For details visit
Please note that financial information can	RCBC Stock Transfer Processing Section			our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	Ground Floor, West Wing,			Plan Agent, AST Trust Company (Canada)
	GPL (Grepalife) Building,			at sunlifeinquiries@astfinancial.com
Transfer agent	221 Senator Gil Puyat Avenue
For information about your shareholdings,	Makati City, 1200,			Stock exchange listings
dividends, change in share registration or	Philippines			Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	From Metro Manila: 632-5318-8567			listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From the Provinces: 1-800-1-888-2422			(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	Email: rcbcstocktransfer@rcbc.com			exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any
of the countries listed, please contact the	Hong Kong, SAR			Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Computershare Hong Kong Investor			Shares are listed on the Toronto Stock
	Services Limited			Exchange (TSX).
Canada	17M Floor, Hopewell Centre
AST Trust Company (Canada)	183 Queen’s Road East		Ticker Symbols:	Series 1 – SLF.PR.A
P.O. Box 700	Wanchai, Hong Kong			Series 2 – SLF.PR.B
Station B	Tel: 852-2862-8555			Series 3 – SLF.PR.C
Montreal, Quebec	Email: hkinfo@computershare.com.hk			Series 4 – SLF.PR.D
Canada H3B 3K3				Series 5 – SLF.PR.E
Within North America:	Shareholder services			Series 8R – SLF.PR.G
Tel: 1-877-224-1760	For shareholder account inquiries, please			Series 9QR – SLF.PR.J
Outside of North America:	contact the Transfer Agent in the country			Series 10R – SLF.PR.H
Tel: 416-682-3865	where you reside, or Shareholder Services:			Series 11QR – SLF.PR.K
Fax: 1-888-249-6189	Fax: 416-598-3121			Series 12R – SLF.PR.I
Email: sunlifeinquiries@astfinancial.com	English Email:
Website: www.astfinancial.com/ca-en	shareholderservices@sunlife.com
Shareholders can view their account	French Email:
details using AST Trust Company	servicesauxactionnaires@sunlife.com
(Canada)’s Internet service, Investor
Central.	2020 dividend dates
Register at https://www.astfinancial.com/	Common Shares
ca-en/login
	Record dates	Payment dates
	March 2, 2020	March 31, 2020
	May 27, 2020	June 30, 2020
	August 26, 2020	September 30, 2020
	November 25, 2020	December 31, 2020

68 Sun Life Financial Inc. Third Quarter 2020 CORPORATE AND SHAREHOLDER INFORMATION

Sun Life

Life’s brighter under the sun

2020

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada MSJ 0B6

sunlife.com